SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION		Accounting Practices
QUARTERLY INFORMATION	June 30, 2009	Adopted in Brazil
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04
4 - NIRE (Corporate Registry ID) 33-3-00011595

01.02 – HEAD OFFICE

1 - ADDRESS R. SÃO JOSÉ, 20 GR, 1602 PARTE			2 - DISTRICT CENTRO
3 - ZIP CODE 22299-900	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2141-1800	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2141-1809	13 - FAX -	14 – FAX -
15 - E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME PAULO PENIDO PINTO MARQUES
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 - DISTRICT ITAIM BIBI
4 - ZIP CODE 04538-132	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7212	14 - FAX -	15 – FAX -
16 - E-MAIL paulopenido@csn.com.br

01.04 – REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2009	12/31/2009	2	4/1/2009	6/30/2009	1	1/1/2009	3/31/2009
09 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11. TECHNICIAN IN CHARGE ANSELMO NEVES MACEDO					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 033.169.788-28

01.05 – CAPITAL STOCK

Number of Shares (In thousands)	1- CURRENT QUARTER 6/30/2009	2- PREVIOUS QUARTER 3/31/2009	3 – SAME QUARTER PREVIOUS YEAR 6/30/2008
Paid-in Capital
1 – Common	793,404	793,404	804,204
2 – Preferred	0	0	0
3 – Total	793,404	793,404	804,204
Treasury Shares
4 – Common	34,734	34,734	34,734
5 – Preferred	0	0	0
6 – Total	34,734	34,734	34,734

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO*	4/30/2009	Interest on Shareholders’ Equity	4/30/2009	Common	0.3537840000
02	AGO*	6/25/2009	Dividend	6/25/2009	Common	1.0536500000

*Annual General Meeting

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE WHEN ISSUED (In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 8/6/2009	2 - SIGNATURE

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 -3/31/2009
1	Total Assets	34,254,047	38,496,985
1.01	Current Assets	8,636,527	12,624,221
1.01.01	Cash and Cash Equivalents	100,992	231,864
1.01.02	Receivable	2,600,972	2,821,483
1.01.02.01	Clients	1,310,120	1,532,476
1.01.02.01.01	Domestic Market	908,221	882,705
1.01.02.01.02	Foreign Market	683,099	831,918
1.01.02.01.03	Advance on Export Contracts (ACE)	(58,548)	0
1.01.02.01.04	Allowance for Doubtful Accounts	(222,652)	(182,147)
1.01.02.02	Sundry Receivable	1,290,852	1,289,007
1.01.02.02.01	Employees	19,853	22,498
1.01.02.02.02	Corporate Income Tax Recoverable	48,642	40,087
1.01.02.02.03	Deferred Income Tax	321,049	460,925
1.01.02.02.04	Deferred Social Contribution	115,739	165,855
1.01.02.02.05	Prepaid Income Tax	272,700	40,543
1.01.02.02.06	Other Taxes	304,578	164,810
1.01.02.02.07	Proposed Dividends Receivable	104,003	308,545
1.01.02.02.08	Loans with Subsidiaries	194	231
1.01.02.02.09	Other Receivable	104,094	85,513
1.01.03	Inventories	2,642,957	2,724,703
1.01.04	Other	3,291,606	6,846,171
1.01.04.01	Marketable Securities	3,270,240	6,831,375
1.01.04.02	Prepaid Expenses	21,366	14,796
1.02	Noncurrent Assets	25,617,520	25,872,764
1.02.01	Long-Term Assets	5,507,569	6,187,175
1.02.01.01	Sundry Receivables	944,939	919,257
1.02.01.01.02	Securities Receivable	81,976	86,388
1.02.01.01.03	Deferred Income Tax	508,378	498,201
1.02.01.01.04	Deferred Social Contribution	169,699	166,875
1.02.01.01.05	Other Taxes	184,886	167,793
1.02.01.02	Receivable from Related Parties	3,614,265	4,339,363
1.02.01.02.01	Associated and Related Companies	0	0
1.02.01.02.02	Subsidiaries	1,409,572	1,723,917
1.02.01.02.03	Other Related Parties	2,204,693	2,615,446
1.02.01.03	Other	948,365	928,555
1.02.01.03.01	Judicial Deposits	763,286	741,512
1.02.01.03.03	Prepaid Expenses	31,690	34,951
1.02.01.03.04	Other	153,389	152,092
1.02.02	Permanent Assets	20,109,951	19,685,589
1.02.02.01	Investments	12,832,015	12,706,858
1.02.02.01.01	Interest in Associated/Related Companies	0	0

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 -3/31/2009
1.02.02.01.02	Interest in Associated/Related Companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	12,831,984	12,706,827
1.02.02.01.04	Interest in Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	31	31
1.02.02.02	Property, Plant and Equipment	7,155,867	6,909,518
1.02.02.02.01	In Operation, Net	6,083,817	5,612,780
1.02.02.02.02	In Construction	982,641	1,210,999
1.02.02.02.03	Land	89,409	85,739
1.02.02.03	Intangible Assets	90,482	36,030
1.02.02.04	Deferred Charges	31,587	33,183

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 -3/31/2009
2	Total Liabilities	34,254,047	38,496,985
2.01	Current Liabilities	5,823,889	7,805,142
2.01.01	Loans and Financing	2,738,207	3,148,361
2.01.02	Debentures	26,172	11,099
2.01.03	Suppliers	1,240,240	1,668,275
2.01.04	Taxes, Fees and Contributions	825,464	458,767
2.01.04.01	Salaries and Social Contributions	86,020	68,342
2.01.04.02	Taxes Payable	498,615	154,819
2.01.04.05	Taxes Paid by Installments	240,829	235,606
2.01.05	Dividends Payable	194,481	1,852,552
2.01.06	Provisions	172,051	150,542
2.01.06.01	Labor Contingencies	127,923	106,368
2.01.06.02	Civil Contingencies	62,467	57,489
2.01.06.03	Judicial Deposits	(74,642)	(68,871)
2.01.06.04	Provision for Pension Fund	56,303	55,556
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	627,274	515,546
2.01.08.01	Accounts Payable - Subsidiaries	181,934	187,587
2.01.08.02	Other	445,340	327,959
2.02	Noncurrent Liabilities	21,439,646	23,762,964
2.02.01	Long-Term Liabilities	21,439,646	23,762,964
2.02.01.01	Loans and Financing	10,341,835	11,916,942
2.02.01.02	Debentures	600,000	600,000
2.02.01.03	Provisions	1,752,859	2,415,716
2.02.01.03.01	Labor and Social Security Contingencies	26,678	20,804
2.02.01.03.03	Tax Contingencies	3,701,647	3,640,265
2.02.01.03.04	Environmental Contingencies	69,384	69,626
2.02.01.03.05	Judicial Deposits	(2,044,850)	(1,314,979)
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	8,744,952	8,830,306
2.02.01.06.01	Accounts Payable – Subsidiaries	8,014,748	8,043,222
2.02.01.06.02	Provision for Pension Fund	39,982	51,461
2.02.01.06.03	Taxes Paid by Installments	542,671	589,802
2.02.01.06.05	Other	147,551	145,821
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	6,990,512	6,928,879
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 -3/31/2009
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0
2.05.04	Profit Reserves	3,768,756	3,768,756
2.05.04.01	Legal	336,190	336,190
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	2,493,493	0
2.05.04.05	Retention of Profits	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	939,073	3,432,566
2.05.04.07.01	From Investments	1,658,115	4,151,608
2.05.04.07.02	Treasury Shares	(719,042)	(719,042)
2.05.05	Equity Valuation Adjustments	401,412	1,248,814
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	401,412	1,248,814
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/ Accumulated Losses	1,139,367	230,332
2.05.07	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.01	Gross Revenue from Sales and/or Services	2,516,244	4,798,504	3,500,195	6,604,477
3.02	Gross Revenue Deductions	(579,945)	(1,056,187)	(914,986)	(1,693,595)
3.03	Net Revenue from Sales and/or Services	1,936,299	3,742,317	2,585,209	4,910,882
3.04	Cost of Goods Sold and/or Services Rendered	(1,223,773)	(2,558,742)	(1,347,053)	(2,728,452)
3.04.01	Depreciation, Depletion and Amortization	(167,043)	(279,487)	(254,571)	(527,025)
3.04.02	Other	(1,056,730)	(2,279,255)	(1,092,482)	(2,201,427)
3.05	Gross Income	712,526	1,183,575	1,238,156	2,182,430
3.06	Operating Income/Expenses	817,236	683,001	215,440	185,063
3.06.01	Selling Expenses	(122,227)	(228,786)	(122,902)	(223,931)
3.06.01.01	Depreciation and Amortization	(1,252)	(2,378)	(1,975)	(3,844)
3.06.01.02	Other	(120,975)	(226,408)	(120,927)	(220,087)
3.06.02	General and Administrative	(84,470)	(155,247)	(89,563)	(158,515)
3.06.02.01	Depreciation and Amortization	(1,904)	(3,732)	(3,947)	(8,073)
3.06.02.02	Other	(82,566)	(151,515)	(85,616)	(150,442)
3.06.03	Financial	457,639	204,686	231,410	(24,742)
3.06.03.01	Financial Income	(96,997)	186,677	(113,778)	(140,401)
3.06.03.02	Financial Expenses	554,636	18,009	345,188	115,659
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	1,124,992	1,233,933	627,015	632,501
3.06.03.02.02	Financial Expenses	(570,356)	(1,215,924)	(281,827)	(516,842)
3.06.04	Other Operating Income	30,603	105,423	9,510	14,608
3.06.05	Other Operating Expenses	(144,605)	(229,829)	(111,762)	(165,023)
3.06.06	Equity Pick-Up	680,296	986,754	298,747	742,666
3.07	Operating Income	1,529,762	1,866,576	1,453,596	2,367,493
3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Profit Sharing	1,529,762	1,866,576	1,453,596	2,367,493

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.10	Provision for Income and Social Contribution Taxes	(333,719)	(418,704)	(477,204)	(553,508)
3.11	Deferred Income Tax	(176,991)	(115,282)	74,551	8,056
3.11.01	Deferred Income Tax	(129,699)	(84,021)	52,262	3,835
3.11.02	Deferred Social Contribution	(47,292)	(31,261)	22,289	4,221
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	1,019,052	1,332,590	1,050,943	1,822,041
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	758,670	758,670	769,470	769,470
	EARNINGS PER SHARE (in Reais)	1.34321	1.75648	1.36580	2.36792
	LOSS PER SHARE (in Reais)

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.01	Net Cash from Operating Activities	(426,863)	(668,120)	1,072,278	1,489,781
4.01.01	Cash Generated in the Operations	(1,303,799)	(1,108,180)	795,091	1,313,007
4.01.01.01	Net Income for the Year	1,019,052	1,332,590	1,050,944	1,822,042
4.01.01.02	Provision for Charges on Loans and Financing	428,475	921,370	131,035	274,785
4.01.01.03	Depreciation, Depletion and Amortization	170,197	285,596	260,493	538,942
4.01.01.04	Income from Write-off and Disposal of Assets	15,733	15,733	1	1,357
4.01.01.05	Income from Corporate Interest	(680,296)	(986,754)	(298,746)	(742,665)
4.01.01.06	Gain and Loss in Percentage Variation	0	0	0	0
4.01.01.07	Deferred Income and Social Contribution Taxes	176,991	115,282	(74,550)	(8,056)
4.01.01.08	Provision for Swap/Forward Operations	4,320	9,264	475,366	12,451
4.01.01.09	Provision for Actuarial Liability	(10,731)	(21,283)	(35,953)	(71,616)
4.01.01.10	Monetary and Exchange Variation	(2,506,845)	(2,852,695)	(779,771)	(643,248)
4.01.01.11	Provision for Contingencies	32,805	46,364	(5,117)	20,780
4.01.01.12	Other Provisions	46,500	26,353	71,389	108,235
4.01.02	Variation in Assets and Liabilities	876,936	440,060	277,187	176,774
4.01.02.01	Accounts Receivable	71,307	81,953	(96,016)	(108,834)
4.01.02.02	Inventories	135,839	185,276	(103,247)	121,728
4.01.02.03	Receivables from Subsidiaries	1,103,355	997,520	292,055	223,807
4.01.02.04	Taxes to Offset	(25,983)	(93,257)	(35,887)	(22,233)
4.01.02.05	Prepaid Taxes	(371,589)	(371,589)	0	0
4.01.02.06	Suppliers	(217,540)	(325,674)	66,445	(104,672)
4.01.02.07	Salaries and Social Charges	17,679	10,372	23,564	18,293
4.01.02.08	Taxes	305,251	374,633	356,529	192,261
4.01.02.09	Accounts Payable - Subsidiaries	129,297	129,344	215,926	209,722
4.01.02.10	Contingent Liabilities	7,308	19,957	88,099	160,219
4.01.02.11	Financial Institutions – Interest Rates	(271,456)	(591,097)	(473,880)	(618,897)
4.01.02.12	Financial Institutions - Swap	(4,278)	(9,049)	0	0

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.01.02.13	Other	(2,254)	31,671	(56,401)	105,380
4.01.03	Other	0	0	0	0
4.02	Net Cash from Investment Activities	(1,630,093)	(1,900,934)	(514,852)	(741,102)
4.02.01	Judicial Deposits	(710,936)	(715,461)	(9,565)	(13,441)
4.02.02	Investments	(514,347)	(624,337)	(206,370)	(206,370)
4.02.03	Property, Plant and Equipment	(404,810)	(561,136)	(279,728)	(485,632)
4.02.04	Deferred Charges	0	0	(19,189)	(35,659)
4.02.05	Deferred Charges	0	0	0	0
4.03	Net Cash from Financing Activities	(1,635,051)	(1,451,393)	(570,184)	(1,114,864)
4.03.01	Loans and Financing	542,676	1,028,879	829,757	1,234,098
4.03.02	Receipt for share issue	0	0	0	0
4.03.03	Debentures	0	0	0	0
4.03.04	Financial Institutions – Principal	(409,638)	(712,181)	(85,257)	(233,438)
4.03.05	Dividends and Interest on Shareholders’ Equity	(1,768,089)	(1,768,091)	(1,314,684)	(2,115,524)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	(3,692,007)	(4,020,447)	(12,758)	(366,185)
4.05.01	Opening Balance of Cash and Cash Equivalents	7,063,239	7,391,679	391,688	745,115
4.05.02	Closing Balance of Cash and Cash Equivalents	3,371,232	3,371,232	378,930	378,930

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 4/1/2009 TO 6/30/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,768,756	230,332	1,248,814	6,928,879
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,768,756	230,332	1,248,814	6,928,879
5.04	Income/Loss for the Period	0	0	0	0	1,019,052	0	1,019,052
5.05	Distributions	0	0	0	0	(110,017)	0	(110,017)
5.05.01	Dividends	0	0	0	0	(110,017)	0	(110,017)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	0	0	0
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(847,402)	(847,402)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(847,402)	(847,402)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.12.01	Unrealized Income	0	0	0	0	0	0	0
5.13	Closing Balance	1,680,947	30	0	3,768,756	1,139,367	401,412	6,990,512

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 6/30/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,768,756	0	1,298,729	6,748,462
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,768,756	0	1,298,729	6,748,462
5.04	Net Income/Loss for the Period	0	0	0	0	1,332,590	0	1,332,590
5.05	Distributions	0	0	0	0	(193,223)	0	(193,223)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(193,223)	0	(193,223)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(897,317)	(897,317)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(897,317)	(897,317)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Closing Balance	1,680,947	30	0	3,768,756	1,139,367	401,412	6,990,512

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1- CODE	2 – DESCRIPTION	3 - 6/30/2009	4 -3/31/2009
1	Total Assets	27,649,709	31,735,764
1.01	Current Assets	13,528,284	17,806,200
1.01.01	Cash and Cash Equivalents	182,004	295,815
1.01.02	Receivable	2,617,068	2,566,416
1.01.02.01	Clients	1,078,748	1,225,448
1.01.02.01.01	Domestic Market	1,109,914	1,096,370
1.01.02.01.02	Foreign Market	304,990	368,914
1.01.02.01.03	Advance on Export Contracts (ACE)	(58,548)	0
1.01.02.01.04	Allowance for Doubtful Accounts	(277,608)	(239,836)
1.01.02.02	Sundry Receivable	1,538,320	1,340,968
1.01.02.02.01	Employees	21,050	23,580
1.01.02.02.03	Income and Social Contribution Taxes to Offset	79,314	71,326
1.01.02.02.04	Deferred Income Tax	388,182	539,825
1.01.02.02.05	Deferred Social Contribution	139,992	194,427
1.01.02.02.06	Prepaid Income Tax	305,712	60,176
1.01.02.02.07	Other Taxes	476,738	315,816
1.01.02.02.08	Proposed Dividends Receivable	66,326	0
1.01.02.02.09	Other Receivable	61,006	135,818
1.01.03	Inventories	3,412,724	3,621,725
1.01.04	Other	7,316,488	11,322,244
1.01.04.01	Marketable Securities	5,898,877	8,860,907
1.01.04.02	Prepaid Expenses	33,229	28,199
1.01.04.05	Guarantee Margin of Financial Instruments	1,384,382	2,433,138
1.02	Noncurrent Assets	14,121,425	13,929,564
1.02.01	Long-Term Assets	3,053,173	3,082,429
1.02.01.01	Sundry Receivables	1,381,293	1,379,881
1.02.01.01.02	Securities Receivable	298,349	317,341
1.02.01.01.03	Deferred Income Tax	608,024	585,831
1.02.01.01.04	Deferred Social Contribution	205,814	198,663
1.02.01.01.05	Other Taxes	269,106	278,046
1.02.01.02	Receivable from Related Parties	479,120	479,120
1.02.01.02.01	From Associated and Related Companies	0	0
1.02.01.02.02	From Subsidiaries	479,120	479,120
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Other	1,192,760	1,223,428
1.02.01.03.01	Judicial Deposits	779,768	757,818
1.02.01.03.03	Prepaid Expenses	124,372	125,562
1.02.01.03.04	Securities	0	23,152
1.02.01.03.05	Other	288,620	316,896
1.02.02	Permanent Assets	11,068,252	10,847,135
1.02.02.01	Investments	1,127	1,326

1- CODE	2- DESCRIPTION	3 - 6/30/2009	4 -3/31/2009
1.02.02.01.01	Interest in Associated and Related Companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other Investments	1,127	1,326
1.02.02.02	Property, Plant and Equipment	10,524,104	10,279,579
1.02.02.02.01	In Operation, Net	8,792,643	8,052,296
1.02.02.02.02	In Construction	1,597,818	2,095,282
1.02.02.02.03	Land	133,643	132,001
1.02.02.03	Intangible Assets	504,981	525,845
1.02.02.04	Deferred Charges	38,040	40,385

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 -3/31/2009
2	Total Liabilities	27,649,709	31,735,764
2.01	Current Liabilities	6,942,100	9,503,429
2.01.01	Loans and Financing	2,906,818	3,101,098
2.01.02	Debentures	35,279	22,163
2.01.03	Suppliers	1,325,743	1,795,182
2.01.04	Taxes, Fees and Contributions	1,106,517	701,668
2.01.04.01	Salaries and Social Contributions	130,061	105,508
2.01.04.02	Taxes Payable	714,121	339,563
2.01.04.03	Deferred Income Tax	0	0
2.01.04.04	Deferred Social Contribution	0	0
2.01.04.05	Taxes Paid by Installments	262,335	256,597
2.01.05	Dividends Payable	225,372	1,852,552
2.01.06	Provisions	177,987	158,321
2.01.06.01	Labor Contingencies	140,019	119,310
2.01.06.02	Civil Contingencies	63,912	58,978
2.01.06.04	Judicial Deposits	(82,247)	(75,523)
2.01.06.05	Pension Fund Provision	56,303	55,556
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	1,164,384	1,872,445
2.01.08.01	Financial Instruments – Equity Swap	733,939	1,364,970
2.01.08.02	Accounts payable – Subsidiaries	70,065	67,715
2.01.08.03	Other	360,380	439,760
2.02	Noncurrent Liabilities	13,780,068	15,324,744
2.02.01	Long-Term Liabilities	13,780,068	15,324,744
2.02.01.01	Loans and Financing	7,392,485	8,238,983
2.02.01.02	Debentures	628,665	632,760
2.02.01.03	Provisions	1,835,517	2,506,121
2.02.01.03.01	Labor and Social Security Contingencies	83,458	75,280
2.02.01.03.02	Civil Contingencies	17,355	16,875
2.02.01.03.03	Tax Contingencies	3,722,687	3,670,933
2.02.01.03.04	Environmental Contingencies	69,384	69,626
2.02.01.03.05	Other Contingencies	57	128
2.02.01.03.06	Judicial Deposits	(2,057,424)	(1,326,721)
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	3,923,401	3,946,880
2.02.01.06.03	Pension Fund Provision	44,563	53,761
2.02.01.06.04	Taxes Paid by Installments	704,340	752,522
2.02.01.06.05	Accounts Payable – Subsidiaries	2,936,373	2,897,924
2.02.01.06.06	Other	238,125	242,673
2.03	Deferred Income	0	0

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 -3/31/2009
2.04	Minority Interests	0	0
2.05	Shareholders’ Equity	6,927,541	6,907,591
2.05.01	Paid-In Capital	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0
2.05.04	Profit Reserves	3,705,786	3,747,467
2.05.04.01	Legal	336,189	336,189
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Income	2,493,493	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other Profit Reserves	876,104	3,411,278
2.05.04.07.01	Investments	1,658,114	4,151,608
2.05.04.07.02	Treasury Shares	(719,042)	(719,042)
2.05.04.07.03	Unrealized Income	(62,968)	(21,288)
2.05.05	Equity Valuation Adjustments	401,412	1,172,239
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	401,412	1,172,239
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	1,139,366	306,908
2.05.07	Advance for Future Capital Increase	0	0

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.01	Gross Revenue from Sales and/or Services	3,286,842	6,479,230	4,615,183	8,567,064
3.02	Deductions from Gross Revenue	(795,141)	(1,543,546)	(1,060,470)	(1,982,126)
3.03	Net Revenue from Sales and/or Services	2,491,701	4,935,684	3,554,713	6,584,938
3.04	Cost of Goods Sold and/or Services Rendered	(1,655,939)	(3,298,024)	(1,849,039)	(3,655,789)
3.04.01	Depreciation and Amortization	(213,111)	(369,593)	(296,448)	(608,335)
3.04.02	Other	(1,442,828)	(2,928,431)	(1,552,591)	(3,047,454)
3.05	Gross Profit	835,762	1,637,660	1,705,674	2,929,149
3.06	Operating Income/Expenses	(227,163)	(575,325)	(228,604)	(486,364)
3.06.01	Selling expenses	(208,999)	(384,518)	(174,291)	(335,613)
3.06.01.01	Depreciation and Amortization	(1,551)	(2,966)	(2,375)	(4,641)
3.06.01.02	Other	(207,448)	(381,552)	(171,916)	(330,972)
3.06.02	General and Administrative	(119,047)	(227,764)	(138,471)	(242,909)
3.06.02.01	Depreciation and Amortization	(5,137)	(12,171)	(10,536)	(21,624)
3.06.02.02	Other	(113,910)	(215,593)	(127,935)	(221,285)
3.06.03	Financial	204,221	165,017	207,881	329,172
3.06.03.01	Financial Income	493,844	868,082	521,579	852,935
3.06.03.02	Financial Expenses	(289,623)	(703,065)	(313,698)	(523,763)
3.06.03.02.01	Foreign Exchange and Monetary Variation, Net	311,660	363,246	279,804	404,199
3.06.03.02.02	Financial Expenses	(601,283)	(1,066,311)	(593,502)	(927,962)
3.06.04	Other Operating Income	53,339	143,777	49,912	60,432
3.06.05	Other Operating Expenses	(156,669)	(271,841)	(115,905)	(181,666)
3.06.06	Equity Pick-Up	(8)	4	(57,730)	(115,780)
3.07	Operating Income	608,599	1,062,335	1,477,070	2,442,785

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.08	Non-Operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Profit Sharing	608,599	1,062,335	1,477,070	2,442,785
3.10	Provision for Income and Social Contribution Taxes	(462,770)	(577,423)	(527,621)	(654,619)
3.11	Deferred Income Tax	188,913	218,657	81,505	10,091
3.11.01	Deferred Income Tax	139,585	161,445	56,744	4,896
3.11.02	Deferred Social Contribution	49,328	57,212	24,761	5,195
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.14	Minority Interest	0	0	0	0
3.15	Income/Loss for the Period	334,742	703,569	1,030,954	1,798,257
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	758,670	758,670	769,470	769,470
	EARNINGS PER SHARE (in reais)	0.44122	0.92737	1.33982	2.33701
	LOSS PER SHARE (in reais)

10.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.01	Net Cash from Operating Activities	(1,509,337)	(1,622,530)	1,088,991	1,628,538
4.01.01	Cash Generated in the Operations	(281,733)	166,368	1,054,191	1,790,341
4.01.01.01	Net Income for the Period	334,745	703,569	1,030,952	1,798,256
4.01.01.02	Provision for Charges on Loans and Financing	254,805	547,077	154,870	316,866
4.01.01.03	Depreciation, Depletion and Amortization	219,798	384,730	309,359	634,600
4.01.01.04	Income from Write-Off and Disposal of Assets	8,831	9,047	(713)	8,067
4.01.01.05	Income from Corporate Interest	0	0	57,707	115,757
4.01.01.07	Deferred Income and Social Contribution Taxes	(188,913)	(218,656)	(81,505)	(10,092)
4.01.01.08	Provision for Swap/Forward Operations	(209,725)	(407,438)	150,356	(437,568)
4.01.01.09	Provision for Actuarial Liability	(10,731)	(21,283)	(35,953)	(71,616)
4.01.01.10	Monetary and Exchange Variation	(702,798)	(913,591)	(543,540)	(645,617)
4.01.01.11	Provision for Contingencies	25,392	53,497	1,020	30,744
4.01.01.12	Other Provisions	(13,137)	29,416	11,638	50,944
4.01.02	Variation in Assets and Liabilities	(1,227,604)	(1,788,898)	34,800	(161,803)
4.01.02.01	Accounts Receivable	123,748	(35,974)	(183,099)	(198,879)
4.01.02.02	Inventories	163,371	103,322	(143,360)	94,430
4.01.02.04	Taxes to Offset	(6,984)	52,134	(83,650)	(54,081)
4.01.02.05	Suppliers	(106,368)	(239,710)	152,838	(110,530)
4.01.02.06	Salaries and Social Charges	24,553	12,067	28,929	23,690
4.01.02.07	Taxes	380,282	394,643	596,352	394,127
4.01.02.08	Translation Exchange Effects	(1,114,852)	(1,164,767)	0	0
4.01.02.09	Contingent Liabilities	8,978	21,709	53,142	124,001
4.01.02.10	Financial Institutions – Interest Rates	(243,010)	(468,236)	(450,119)	(649,555)
4.01.02.11	Financial Institutions – Swap Operations	(20,875)	(55,333)	0	0
4.01.02.12	Prepaid Taxes	(397,463)	(397,463)	0	0
4.01.02.13	Other	(38,984)	(11,290)	63,767	214,994
4.01.03	Other	0	0	0	0

1 - CODE	2 - DESCRIPTION	3 – 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.02	Net Cash from Investment Activities	(91,904)	(281,191)	(633,178)	(1,012,336)
4.02.01	Realization of the Swap Operations	32,051	235,891	0	0
4.02.02	Redemption – Equity Swap Margin of Guarantee	1,089,594	1,089,594	0	0
4.02.03	Judicial Deposits	(712,810)	(717,425)	(9,401)	(14,422)
4.02.04	Property, Plant and Equipment	(500,601)	(887,950)	(590,614)	(948,242)
4.02.05	Deferred Charges	0	0	(33,163)	(49,672)
4.02.06	Intangible Assets	(138)	(1,301)	0	0
4.03	Net Cash from Financing Activities	(1,474,600)	(1,239,511)	(466,385)	(1,303,565)
4.03.01	Loans and Financing	698,875	1,200,829	907,121	1,124,493
4.03.04	Financial Institutions – Principal	(405,386)	(672,249)	(58,822)	(312,534)
4.03.05	Dividends and Interest on Shareholders’ Equity	(1,768,089)	(1,768,091)	(1,314,684)	(2,115,524)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	(3,075,841)	(3,143,232)	(10,572)	(687,363)
4.05.01	Opening Balance of Cash and Cash Equivalents	9,156,722	9,224,113	1,690,562	2,367,353
4.05.02	Closing Balance of Cash and Cash Equivalents	6,080,881	6,080,881	1,679,990	1,679,990

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 4/1/2009 TO 6/30/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,747,466	306,908	1,172,239	6,907,590
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,747,466	306,908	1,172,239	6,907,590
5.04	Income/Loss for the Period	0	0	0	0	334,742	0	334,742
5.05	Distributions	0	0	0	0	(110,017)	0	(110,017)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(110,017)	0	(110,017)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	651,942	(770,827)	(118,885)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	651,942	(770,827)	(118,885)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(41,680)	(44,209)	0	(85,889)
5.12.01	Unrealized Income/Losses	0	0	0	(41,680)	(44,209)	0	(85,889)
5.13	Closing Balance	1,680,947	30	0	3,705,786	1,139,366	401,412	6,927,541

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 6/30/2009 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,682,864	0	1,298,748	6,662,589
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	3,682,864	0	1,298,748	6,662,589
5.04	Income/Loss for the Period	0	0	0	0	703,569	0	703,569
5.05	Distributions	0	0	0	0	(193,223)	0	(193,223)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(193,223)	0	(193,223)
5.05.03	Other Distributions	0	0	0	0	0	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	651,942	(897,336)	(245,394)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	651,942	(897,336)	(245,394)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	22,922	(22,922)	0	0
5.12.01	Unrealized Income/Losses	0	0	0	22,922	(22,922)	0	0
5.13	Closing Balance	1,680,947	30	0	3,705,786	1,139,366	401,412	6,927,541

00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

06.01 – NOTES TO THE FINANCIAL STATEMENTS

(In thousands of Reais, unless otherwise stated)

1. OPERATIONS

The main activities of Companhia Siderúrgica Nacional (“CSN” or “Company”) are the production of flat steel products and its main industrial complex is the Presidente Vargas Steelworks (“UPV”) located in the city of Volta Redonda, State of Rio de Janeiro and iron ore production, where its main operation is developed in the city of Congonhas, state of Minas Gerais.

CSN is engaged in the mining of iron ore, limestone and dolomite in the branches in the State of Minas Gerais and tin in the State of Rondônia, by means of the subsidiary Estanho de Rondônia S.A. (“ERSA”), in order to meet the needs of UPV and the surplus raw materials are traded with subsidiaries and third parties. In order to provide greater synergy to the processes, the Company also maintains strategic investments in mining companies, railroad, electricity, and cement. In addition, the Company is establishing a long steel plant in Volta Redonda.

The Company, aiming to get closer to clients and exploit markets on a global level, has a steel distributor, metal packaging plants, in addition to a galvanized steel plant in the south and another in the southeast of Brazil to meet the demand of the home appliance and automotive industry, respectively. Abroad, the Company has a steel rolling mill in Portugal and another mill in the United States.

The Company’s shares are listed on the Stock Exchanges in Brazil (BOVESPA) and in the United States (NYSE).

2. PRESENTATION OF THE QUARTERLY INFORMATION

The individual (Company) and consolidated quarterly information was prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporate Law, pronouncements issued by the Committee for Accounting Pronouncements – CPC and rules issued by the Brazilian Securities and Exchange Commission (“CVM”).

In compliance with Technical Pronouncement - CPC 02, approved by the CVM Resolution 534, the Company integrated the investments abroad which are not characterized as independent entities into the Parent Company’s quarterly information.

The Company, in order to enhance the disclosures to the market, presents the following supplementary information on the business segments, comprising the Parent Company and the consolidated financial information:

“A distinguishable component of the Company is a segment, goal of which is the manufacturing of products, the rendering of services, or the rendering of products and services within a particular economic environment, which is subject to risks and rewards that are different from other segments”.

The quarterly information includes the changes brought by Law 11,638/07 and Provisional Measure 449/08. The Company presents below a table with the effects related to the application of the new rules:

	06/30/08

	Consolidated				Parent Company

	Balance disclosed at 6/30/08	Adjustments of Law 11,638/07 and MP 449/08		Adjusted balance	Balance disclosed at 6/30/08	Adjustments of Law 11,638/07 and MP 449/08		Adjusted balance

Shareholders' equity
Capital	1,680,947			1,680,947	1,680,947			1,680,947
Other	1,312,384	(297,759)	(2)	1,014,625	1,533,190	(417,748)	(2)	1,115,442
Equity valuation adjustments
Investees foreign exchange variation		(457,794)	(9)	(457,794)		(457,794)	(9)	(457,794)
Equity valuation adjustments
Reversal of revaluation reserve	4,438,093	(4,438,093)	(1)+(3)		4,438,093	(4,438,093)	(1)+(3)
Reversal of exchange rate variation - Intercompany pre-payment		229,430		229,430
Reversal of intercompany loans variation		115,163		115,163
Reversal of loan agreement exchange variation		44,092		44,092
Provision for deferred income and social contribution taxes on equity valuation adjustments
		(142,784)	(8)	(142,784)
Retained earnings (or accumulated losses)	1,798,258	424,651		2,222,909	1,686,495	840,878		2,527,373
Reversal of realization of equity revaluation reserve		225,515		225,515	(135,547)	349,276		213,729
Reversal of income, social contribution taxes on portion of revaluation reserve		(76,757)		(76,757)		(72,750)		(72,750)
Deferred assets write-off related to 2007 balance		(22,302)	(6)	(22,302)		(22,302)	(6)	(22,302)
Income for the year	1,798,258	298,195		2,096,453	1,822,042	586,654		2,408,697

TOTAL SHAREHOLDERS' EQUITY	9,229,682	(4,523,094)		4,706,588	9,338,725	(4,472,757)		4,865,968

NET REVENUE	6,584,938			6,584,938	4,910,882			4,910,882
Cost of goods sold and services rendered	(3,655,790)	217,668	(2)	(3,438,122)	(2,728,452)	206,571	(2)	(2,521,881)
GROSS OPERATING REVENUE	2,929,148	217,668		3,146,816	2,182,430	206,571		2,389,001
OPERATING REVENUES AND EXPENSES
Selling expenses	(335,612)	1,414	(2)	(334,198)	(223,930)	1,273	(2)	(222,657)
General and administrative expenses	(242,909)	(26,436)	(2)	(269,345)	(158,515)	(11,586)	(2)	(170,101)
Other operating expenses (revenues)	(237,013)	(29,587)	(2)+(5)	(266,600)	592,251	9,996	(2)+(5)	602,247

OPERATING INCOME BEFORE FINANCIAL EFFECTS	2,113,614	163,059		2,276,673	2,392,236	206,254		2,598,490
Financial income and expenses	(81,995)			(81,995)	(657,243)	(84,847)		(742,090)
Foreign exchange and monetary variations, net	411,166	69,109	(7)	480,275	632,501	537,998	(7)	1,170,499
INCOME BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	2,442,785	232,168		2,674,953	2,367,494	659,405		3,026,899
Current income and social contribution taxes	(654,619)	142,784		(511,835)	(553,508)			(553,508)
Deferred income and social contribution taxes	10,092	(76,757)	(4)	(66,665)	8,056	(72,750)	(4)	(64,694)

NET INCOME FOR THE PERIOD	1,798,258	298,195		2,096,453	1,822,042	586,655		2,408,697

(1) Reversal of the revaluation
(2) Portion related to the reversal of the depreciation of the revaluation
(3) Income and social contribution tax reversal related to the revaluation
(4) Income and social contribution tax reversal related to the depreciation of the revaluation
(5) Write-off of revaluated assets
(6) Write-off of deferred assets referring to 2007 pursuant to law 11638
(7) Exchange rate variation of loans and financing from intercompany operations: Fixed rate notes, intercompany, prepayment and loan
(8) Income tax (IR) and social contribution on net income (CSLL) related to exchange rate variation of loans and financing from intercompany operations: Fixed rate notes, intercompany, prepayment and loan, revaluation depreciation.
(9) Equity valuation adjustment referring to equity pick-up effects.

3. MAIN ACCOUNTING PRACTICES

(a) Statement of income

The results of operations are recognized on the accrual basis and the revenue from the sales of products is recognized when the Company no longer controls or holds any responsibility for the property and all risks and rewards have been transferred to the buyer. Revenue from services rendered is recognized in proportion to the stage of completion of the service.

Revenue is not recognized if Management cannot measure its value precisely and if there is no significant certainty as to the realization of the economic benefit of the sale.

(b) Current assets and noncurrent assets

• Cash and cash equivalents

These are represented by immediate liquidity amounts, redeemable in up to 90 days from the balance sheet dates and with an insignificant risk of change in their market value. Financial assets included in this group are measured at fair value through the statement of income.

• Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency are corrected at the exchange rate as of the date of the quarterly information. The allowance for doubtful accounts was recorded in an amount considered adequate to support possible losses and Management’s assessment takes into account the client’s history, the financial situation and the assessment of our legal advisors regarding the receipt of these credits for the recording of this provision.

• Inventories

Inventories are stated at their average cost of acquisition or production and imports in transit are recorded at their cost of acquisition, not exceeding their market or realization values. Provisions for losses or obsolescence are recorded whenever Management considers it appropriate.

• Investments

Investments in subsidiaries and jointly-owned subsidiaries are recorded using the equity method of accounting and recognized in the statement of income for the period as operating income (or expenses). Other investments are recorded and kept at cost.

When necessary, the accounting practices of the subsidiaries and jointly-owned subsidiaries are changed to ensure criteria consistency and uniformity with the practices adopted by the Company.

Accounting records of the dependent subsidiaries were consolidated to the parent Company’s quarterly statements, as established in the CPC Pronouncement 02.

• Property, plant and equipment

These are recorded at acquisition, formation or construction cost. Depreciation is calculated through the straight-line method, based on the remaining economic useful lives of the assets, and depletion of the Casa de Pedra mine is calculated based on the quantity of iron ore extracted. Loans costs related to funds raised for specific construction in progress are capitalized until the constructions are concluded.

Law 11,638/07, MP 449/08 and pronouncement CPC 01 require that the recoverability valuation of all items comprising this subgroup be carried out and if there is evidence of loss, as no item should remain recorded under property, plant and equipment at an amount higher than its recoverable value, then there may be the need of the performance of a recoverability valuation of this asset. The Company evaluated its property, plant and equipment items and did not identify any loss to be recorded.

• Intangible assets

Intangible assets comprise of assets acquired from third parties, including by means of business combinations, and/or those internally generated by the Company.

These assets are recorded at the acquisition or formation cost, less amortization calculated through the straight-line method based on exploration or recovery terms.

Intangible assets with indefinite useful lives, as well as goodwill for expected future profitability, will no longer be amortized as of January 1, 2009, and their recoverable value will be tested on a yearly basis, or whenever it is deemed necessary.

• Deferred charges

The Company maintains in this group just the remaining balances of deferred pre-operating expenses, which will be amortized in accordance with the criteria prior to Law 11,638/07 due to the option offered by technical pronouncement CPC - 13 (Initial adoption of Law 11,638/07) and Provisional Measure 449/08.

• Impairment

The recoverable value of intangible assets and deferred charges are tested on a yearly basis or, whenever significant events or changes in circumstances indicate the book value may not be recovered.

In order to test the recoverability of an individual asset or a group of assets, the Company analyzes supporting evidence that their book values will not be recoverable and, should these evidences be confirmed and the Company identifies an impairment possibility, Management compares the residual book value of this group of assets with their recoverable value and records them.

• Other current and noncurrent assets

Stated at their realization value, including, when applicable, the yields earned up to the date of the quarterly information or, in the case of prepaid expenses, at cost.

(c) Current and noncurrent liabilities

These are stated at their known or calculable values, plus, when applicable, the corresponding charges and monetary and foreign exchange variations incurred up to the date of the quarterly information.

• Employees’ benefits

In compliance with Resolution 371/00, issued by the CVM, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the aforementioned reported resolution and based on independent actuary studies, which are carried out annually .

• Income and social contribution taxes

Income tax is calculated at rates of 15% plus an additional of 10% on taxable basis and social contribution on net income at a 9% rate on the taxable basis. In the calculation of taxes, the offsetting of the tax loss carryforward and negative basis of social contribution is also considered, and it is limited to 30% of the taxable income.

The deferred tax assets deriving from tax loss carry forwards and negative basis of social contribution on net income were recorded in compliance with the CVM Resolution 371/02 and took into consideration the history of profitability and the expectations of generating future taxable income, based on a technical study.

(d) Derivative financial instruments

The financial instrument balances, recorded in accordance with the CPCTechnical Pronouncement 14, which was approved by the CVM Resolution 565/08, are classified and recorded at fair value and gains and losses are recognized in the statement of income by accrual period.

(e) Other derivative financial instruments

The Company maintains a financial instrument called total return equity swap, purpose of which is to increase the return on financial assets. This instrument is recorded at fair value and gains and losses are recognized in the statement of income by accrual period.

The Company recorded this instrument in other accounts payable, and its margin of guarantee in other accounts receivable.

(f) Nonderivatives financial instruments

Financial instruments are initially recognized at fair value, whereas those financial instruments not classified at fair value are recognized plus the transaction costs that are directly attributable to them. Subsequently to the initial recognition the financial instruments are measured as follows:

• Financial asset or liability measured at fair value through the income

A financial instrument is classified as measured at fair value through the income if it is held for trading. These instruments are measured at fair value and the subsequent fluctuation is recognized in the income for the period.

• Loans and receivable

These are measured at the amortized cost and by using the effective interest rate method, less impairment loss.

(g) Treasury Shares

As established by the CVM Instruction 10 of February 14, 1980, shares held in treasury are recorded at cost of acquisition, and the market value of these shares is calculated based on the average stock exchange quotation on the last day of the period.

(h) Accounting Estimates

The preparation of the quarterly information, in accordance with the accounting practices adopted in Brazil, requires that Management uses its judgment in determining and recording the accounting estimates, such as: allowance for doubtful accounts, provision for inventory losses, provisions for labor, civil, tax, environmental and social security liabilities, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employees’ benefits. The settlement of the transactions involving these estimates may result in amounts different from those estimated, due to lack of precision inherent to the process of their determination. The Company periodically reviews the estimates and assumptions.

4. CONSOLIDATED QUARTERLY INFORMATION

The accounting practices reflect the changes introduced by the new pronouncements and were treated uniformly in all the consolidated companies.

The consolidated quarterly information for the periods ended June 30, 2009 and March 31, 2009, include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

	Ownership interest (%)

Companies	6/30/2009	3/31/2009	Main activities

Direct investment: full consolidation
CSN Energy	100.00	100.00	Equity interest
CSN Export	100.00	100.00	Financial operations, trading of products and equity interest
CSN Overseas	100.00	100.00	Financial operations and equity interest
CSN Panama	100.00	100.00	Financial operations and equity interest
CSN Steel	100.00	100.00	Financial operations and equity interest
Arame Corporation	100.00	100.00	Dorment Company
TdBB S.A	100.00	100.00	Dorment Company
International Charitable Corporation	100.00	100.00	Dorment Company
GalvaSud	99.99	99.99	Steel industry
Sepetiba Tecon	99.99	99.99	Maritime port services
Minas Pelotização	99.99	99.99	Mining and equity interest
CSN Aços Longos	99.99	99.99	Steel and/or metal products industry and trade
Itaguaí Logística (*)	99.99	99.99	Logistics
Estanho de Rondônia - ERSA	99.99	99.99	Mining
Cia Metalic Nordeste	99.99	99.99	Packaging production
Companhia Metalúrgica Prada	99.99	99.99	Packaging production
CSN Cimentos	99.99	99.99	Cement production
Inal Nordeste	99.99	99.99	Steel products service center
CSN Gestão de Recursos Financeiros	99.99	99.99	Dorment Company
Congonhas Minérios	99.99	99.99	Mining and equity interest
CSN Energia	99.90	99.90	Electricity trading
Direct investment: proportional consolidation
Transnordestina Logística	81.60	84.50	Railroad transport
Nacional Minérios	59.99	59.99	Mining and equity interest
Itá Energética	48.75	48.75	Electricity generation
MRS Logística	27.27	27.27	Railroad transport
Indirect investment: full consolidation
CSN Aceros	100.00	100.00	Equity interest
CSN Cayman	100.00	100.00	Financial operations, trading of products and equity interest
CSN Iron	100.00	100.00	Financial operations
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel industry
CSN Holdings Corp	100.00	100.00	Equity interest
Companhia Siderúrgica Nacional Partner LLC	100.00	100.00	Equity interest
Energy I	100.00	100.00	Equity interest
CSN Madeira	100.00	100.00	Financial operations, trading of products and equity interest
Cinnabar	100.00	100.00	Financial operations and equity interest
Hickory	100.00	100.00	Financial operations and trading of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Equity interest
CSN Acquisitions	100.00	100.00	Financial operations and equity interest
CSN Finance (Netherlands)	100.00	100.00	Financial operations and equity interest
CSN Finance	100.00	100.00	Financial operations and equity interest
CSN Holdings	100.00	100.00	Financial operations and equity interest
Itamambuca Participações	100.00	99.93	Mining and equity interest
Lusosider Aços Planos	99.94	99.94	Steel industry and equity interest
CSN Energia	0.10	0.10	Electricity trading
Indirect investment: proportional consolidation
NMSA Madeira	60.00	60.00	Equity interest and trading of products and mining
Inversiones CSN Espanha	60.00	60.00	Financial operations and equity interest
Pelotização Nacional	59.99	59.99	Mining and equity interest
MG Minérios	59.99	59.99	Mining and equity interest
MRS Logística	6.00	6.00	Railroad transport

(*) As of March 31, 2009, Itaguaí Logística was named Nacional Siderurgia.

The following consolidation procedures were adopted in the preparation of the consolidated quarterly information:

• Elimination of the balances of asset and liability accounts between consolidated companies;
• Elimination of the balances of investments and shareholders’ equity between consolidated companies;
• Elimination of balances of income and expenses and unrealized income deriving from consolidated intercompany transactions;
• Presentation of income and social contribution taxes on the unearned income as deferred taxes in the consolidated quarterly information; and
• Reclassification of exchange rate variations of monetary items with net foreign investment characteristics from financial income to shareholders’ equity.

Pursuant to the CVM Instruction 408 of August 18, 2004, the Company consolidates the quarterly information of the exclusive investment funds Diplic and Mugen.

The base date for the subsidiaries’ and jointly-owned subsidiaries’ quarterly information coincides with that of the Parent Company.

The reconciliation between shareholders’ equity and net income for the period of the Parent Company and consolidated is as follows:

	Shareholders' equity		Net income for the year

	6/30/2009	3/31/2009	6/30/2009	6/30/2008

Parent company	6,990,512	6,928,879	1,332,590	1,822,041
Elimination of income in inventories	(72,432)	(49,209)	13,460	(23,784)
Exchange rate variation adjustments- CPC02			(651,942)
Other adjustments	9,461	27,921	9,461

Consolidated	6,927,541	6,907,591	703,569	1,798,257

Additionally, subsidiaries abroad which are not characterized as independent entities were included in the parent company’s quarterly information, pursuant to technical pronouncement CPC - 02, approved by the CVM Resolution 534/08:

	Ownership interest (%)

Companies	6/30/2009	3/31/2009	Main activities

Branches
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI	100.00	100.00	Financial operations
Tangua	100.00	100.00	Financial operations
International Investment Fund	100.00	100.00	Equity interest

5. RELATED PARTIES TRANSACTIONS

a) Transactions with Parent Company

Vicunha Siderurgia S.A. is a holding company whose purpose is to hold interest in other companies. It is the Company’s main shareholder, with a 45.98% interest in the voting capital.

Vicunha Siderurgia’s corporate structure is as follows (unrevised information):

Rio Purus Participações S.A. – holds 60% of National Steel and 59.99% of Vicunha Steel S.A.
CFL Participações S.A. – holds 40% of National Steel and 39.99% of Vicunha Steel S.A.
National Steel – holds 33.04% of Vicunha Aços
Vicunha Steel – holds 66.96% of Vicunha Aços
Vicunha Aços – holds 99.99% of Vicunha Siderurgia

CSN recorded interest on shareholders’ equity for the period. In addition, the Company paid dividends and interest on shareholders’ equity for Vicunha Siderurgia in the amounts indicated in the table below, considering Vicunha Siderurgia percentage interest in CSN on the closing date of this quarterly information.

Parent company	Proposed dividends	Proposed interest on shareholders' equity	Dividends paid in the period	Interest on shareholders' equity paid in the period

Total at 6/30/2009		88,850	689,747	123,421

Total at 3/31/2009		38,261

Total at 12/31/2008	689,947	123,421	938,223	93,210

b) Transactions with jointly-owned subsidiaries

The Company holds interest in jointly-owned subsidiaries in the strategic areas of mining, logistics and power generation. The characteristics, goals and transactions with these companies are stated as follows:

• Assets

Companies	Accounts receivable	Dividends receivable	Loans / current accounts(*)	Advance for future capital increase	Total

Nacional Minérios	75,927		1,238,946		1,314,873
MRS Logística	717	50,147			50,864
Transnordestina				37,138	37,138

Total at 6/30/2009	76,644	50,147	1,238,946	37,138	1,402,875

Total at 3/31/2009	89,094	193,230	1,216,197	89,958	1,588,479

(*) Loan agreement of US$500,000 thousand, starting on January 28, 2009, maturing on January 31, 2012 and with semiannual interest rate of 12% p.a..

• Liabilities and shareholders’ equity

	Liabilities				Shareholders' equity

Companies	Advance from clients	Loans / Current accounts	Other	Total	Equity Valuation Adjustments - Effects	Total

Nacional Minérios	7,516,096	3,628	1,687	7,521,411	6,059	6,059
MRS Logística		2,142	72,948	75,090
Itá Energética			11,715	11,715

Total at 6/30/2009	7,516,096	5,770	86,350	7,608,216	6,059	6,059

Total at 3/31/2009	7,414,098	2,142	138,594	7,554,834	49,301	49,301

Namisa: The advance from clients with the jointly-owned subsidiary Nacional Minérios S.A. is related to the contractual obligation of iron ore supply and port services by CSN. The contract has a 12.5% p.a. interest rate and maturity forecast for June 2042.

The valuation adjustment effects refer to an investee abroad whose functional currency is different from the real.

MRS: in other accounts payable from MRS Logística we recorded the amount provisioned by CSN to cover take-or-pay contractual expenses related to the rail transportation contract, agreed upon normal price conditions practiced in this market.

Itasa: it is related to the electric power supply billed under normal market conditions of the Brazilian energy market, ruled by Electric Power Trade Chamber.

• Income

	Revenues			Expenses

Companies	Products and services	Interest and monetary and exchange variations	Total	Products and services	Interest	Total

Nacional Minérios	178,549	53,092	231,641	52,166	444,074	496,240
MRS Logística	104		104	213,306		213,306
Itá Energética				70,139		70,139

Total at 6/30/2009	178,653	53,092	231,745	335,611	444,074	779,685

Total at 6/30/2008	47,108	7,795	54,903	291,510		291,510

• Nacional Minérios S.A. (“Namisa”)

Its main purpose is to extract and sell own and third-party iron ore. The main operations are developed in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima in the state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro. CSN maintains iron ore supply and port service provision transactions, in addition to maintaining operations related to administrative, operating and financial support.

• Transnordestina Logística S.A.

Its main purpose is to exploit the public rail cargo transportation service concession and the development in the Northeast Network. The Company does not maintain operating transactions with the subsidiary, and the operations between the parties are related to financial support to projects and operations of the subsidiary.

• MRS Logística S.A.

Its purpose is to exploit and develop the public rail cargo transportation service in the Southeast Network, which serves the Rio de Janeiro-São Paulo-Belo Horizonte stretch. MRS provides rail cargo transportation services for the supply and outflow of the CSN raw materials and finished products.

• Itá Energética S.A. – Itasa

Itasa holds an interest in the Itá Hydroelectric Power Plant consortium and the operations between the parties are related to contracting electric power supply for the CSN operations.

c) Transactions with subsidiaries and special purpose entities (exclusive investment funds)

• Assets

	Accounts
	receivable	Marketable	Loans/current	Dividends	Advance for future
Companies	(***)	securities (**)	accounts(*)	receivable	capital increase	Total

Cinnabar			1,864,055			1,864,055
CSN Madeira	355,944		422,790			778,734
Exclusive investment funds		659,505				659,505
CSN Cimentos	380		939			1,319
CSN Export	275,616					275,616
CSN Aços Longos					174,634	174,634
Prada	81,062		2,517			83,579
GalvaSud	57,790					57,790
NMSA Madeira	40,399					40,399
Inal Nordeste	12,049					12,049
CSN Energia				6,007		6,007
Estanho Rondônia				4,958		4,958
Cia. Metalic Nordeste	3,864					3,864
Sepetiba Tecon	197		455			652
Aceros			49			49

Total at 6/30/2009	827,301	659,505	2,290,805	10,965	174,634	3,963,210

Total at 3/31/2009	947,024	1,651,767	2,692,767	115,314	436,157	5,843,029

(*)	Cinnabar – Contract in US$; interest ranging from 5.58% p.a. to 10.42% p.a.; final maturity in January 2015.
CSN Madeira - Contract in US$; interest ranging from 9.50% to 10.88 % p.a.; final maturity in January 2015.

(**)	Financial investments in exclusive investment funds managed by Banco Pactual are backed by Brazilian government bonds and have daily liquidity.

(***)	Accounts receivable derive from sales operations of products and services among the parent company and the subsidiaries.

• Liabilities

	Loans and financing			Accounts payable

			Loans and
		Fixed Rate	Intercompany	Loans (3) / current
Companies	Pre-payment (1)	Notes(2)	Bonds (2)	accounts	Other	Total

Cinnabar	1,588,375	731,761	142,782	299,700		2,762,618
CSN Iron	95,228		1,187,706			1,282,934
CSN Madeira	380,045		20,234	343,860		744,139
CSN Export	678,611			11,639		690,250
GalvaSud					183,194	183,194
Aceros				19,619		19,619
Ersa					5,235	5,235
Other(*)					1,005	1,005

Total at 6/30/2009	2,742,259	731,761	1,350,722	674,818	189,434	5,688,994

Total at 3/31/2009	3,295,684	843,006	1,632,472	814,568	6,711	6,592,441

The conditions of the transactions with these subsidiaries are shown as follows:

(1)	Contracts in US$ - CSN Export: interest from 4.00% to 7.43% p.a. with maturity in May 2015.
Contracts 33in US$ - Cinnabar: interest from 7.00% to 10.0% p.a. with maturity in June 2018.
Contracts in US$ - CSN Madeira: interest of 7.25% p.a. with maturity in September 2016.
Contracts in US$ - CSN Iron: interest of 7.00% p.a. with maturity in January 2012.

(2)	Contracts in US$ - CSN Iron: Intercompany Bonds: interest of 9.125% p.a. with maturity on June 1, 2047.
Contracts in YEN - Cinnabar: interest of 1.5% p.a. with maturity on July 13, 2010.
Contracts in R$ - Cinnabar (part): IGPM + 6% p.a. with indefinite maturity.
Contracts in US$ - CSN Madeira (part): semiannual Libor + 2.5% p.a. with maturity on September 15, 2011.

(3)	Contracts in US$ - CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.
Contracts in US$ - CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.
Contracts in US$ - Cinnabar (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*)	Other: Metalic, Inal Nordeste, Inal, Prada, CSN LLC.

• Shareholders’ equity – accumulated translation adjustments (Law 11,638/07)

	Investment
	Exchange	Investments exchange
Companies	variation	variation effects	Total

CSN Steel	154,327	(18,848)	135,479
Overseas	89,555		89,555
Panama	97,669		97,669
Energy I	76,654		76,654
CSN Export	(4,005)		(4,005)

Total at 6/30/2009	414,200	(18,848)	395,352

Total at 3/31/2009	1,232,746	(33,232)	1,199,514

Accumulated translation adjustments refer to investees overseas whose functional currencies are different from the Brazilian Real.

• Income

	Revenues			Expenses

		Interest and		COGS /	Interest and
	Products and	monetary and		Products and	monetary and
Companies	services	exchange variations	Total	services	exchange variations	Total

CSN Export	273,667	(24,638)	249,029	226,290	(102,947)	123,343
CSN Iron					(193,163)	(193,163)
Cinnabar		100,013	100,013		(509,427)	(509,427)
CSN Madeira	386,218	(44,444)	341,774	115,004	(131,148)	(16,144)
NMSA Madeira	47,146	(6,747)	40,399	9,660		9,660
Prada	456,663		456,663	243,396		243,396
Ersa				12,120		12,120
CSN Cimentos	3,404		3,404	2,520		2,520
Sepetiba Tecon	1,404		1,404	790		790
GalvaSud	244,651		244,651	152,986		152,986
Cia. Metalic Nordeste	40,688		40,688	23,181		23,181
Inal Nordeste	22,982		22,982	10,818		10,818
Exclusive investment funds		(111,555)	(111,555)

Total at 6/30/2009	1,476,823	(87,371)	1,389,452	796,765	(936,684)	(139,920)

Total at 6/30/2008	1,396,839	(254,777)	1,142,062	739,758	(335,469)	404,289

During the period, the subsidiary CSN Export S.à r.l.’s exported to the CSN’s subsidiaries, Lusosider in Portugal and CSN LLC in the United States, intermediated by third parties. These transactions and their effects were eliminated from the consolidated quarterly information.

d) Other related parties

• CBS Previdência

The Company is the main sponsor of CBS Previdência, not-for-profit civil association set up in July 1960, whose main purpose is to pay supplementary benefits to those paid by social security. As the CBS Previdência sponsor, CSN maintains payment transactions of contributions and actuarial liability recognition ascertained in defined benefit plans.

• Fundação CSN

CSN develops socially responsible policies currently focused on Fundação CSN, whose sponsor is the Company. Transactions between the parties are related to operating and financial support for Fundação CSN to develop social projects, mainly in the localities where CSN operates.

• Banco Fibra

Banco Fibra is under the same control structure of Vicunha Siderurgia, and financial transactions with this bank are limited to transactions in checking accounts and financial investments in fixed income.

The balances of transactions between the Company and these entities are shown as follows:

Assets and Liabilities

	Assets		Liabilities

	Bank checking
	accounts and		Actuarial	Other accounts
Companies	marketable securities	Total	liabilities	payable	Total

CBS Previdência			96,285		96,285
Fundação CSN	906	906		66	66
Banco Fibra	13,721	13,721

Total at 6/30/2009	14,627	14,627	96,285	66	96,351

Total at 3/31/2009	54,743	54,743	107,017	57	107,074

Income

	Income		Expenses

	Monetary and exchange		Pension fund
Companies	variation	Total	expenses	Other expenses	Total

CBS Previdência	116	116	34,656	49	34,705
Fundação CSN				1,467	1,467
Banco Fibra	140	140

Total at 6/30/2009	256	256	34,656	1,516	36,172

Total at 6/30/2008			(2,189)	2,129	(60)

e) Key management personnel

Key management personnel are responsible for planning, directing and controlling the Company’s activities and include the members of the Board of Directors, statutory officers and other officers. The Company presents, in the table below, information on compensations and balances existing as of June 30, 2009.

	6/30/2009		3/31/2009		6/30/2009	6/30/2008

	Assets	Liabilities	Assets	Liabilities	Income	Income

Short-term benefits for employees and manangement		1,258		1,076	23,043	24,018
Post-employment benefits					82	80
Other long-term benefits	n/a	n/a	n/a	n/a
Benefits of labor agreement termination	n/a	n/a	n/a	n/a
Share-based compensation	n/a	n/a	n/a	n/a

		1,258		1,076	23,125	24,098

n/a – Not applicable

6. CASH AND CASH EQUIVALENTS z

	Consolidated		Parent Company

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Current
Cash and cash equivalents
Cash and Banks	182,004	295,815	100,992	231,864

Marketable securities
In Brazil:
Exclusive investment funds			659,505	1,651,767
Brazilian government bonds	1,017,261	2,097,217
Fixed income and debentures	979,774	1,040,170	2,057	149,641

	1,997,035	3,137,387	661,562	1,801,408

Abroad:
Time Deposits	3,901,842	5,723,520	2,608,678	5,029,967

Total Marketable securities	5,898,877	8,860,907	3,270,240	6,831,375

Cash and Cash Equivalents	6,080,881	9,156,722	3,371,232	7,063,239

The available financial funds in the Parent Company and subsidiaries established in Brazil are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government bonds, with immediate liquidity. Additionally, a significant portion of the financial funds of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive investment funds, managed by UBS Pactual Serviços Financeiros S.A DTVM, and its assets, are accountable for possible losses in investments and operations carried out. The Company may bear the fund’s operation fees (management, custody and audit fees) and it may also be called to back the shareholders’ equity in the event of losses resulting from interest rate, exchange rate or other financial asset variations.

7. ACCOUNTS RECEIVABLE

	Consolidated		Parent Company

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Domestic market
Subsidiaries			231,987	217,768
Other clients	1,109,914	1,096,370	676,234	664,937

	1,109,914	1,096,370	908,221	882,705
Foreign market
Subsidiaries			671,958	818,351
Other clients	304,990	368,914	11,141	13,567

	304,990	368,914	683,099	831,918
Advance on Export Contracts (ACE)	(58,548)		(58,548)
Allowance for doubtful accounts	(277,608)	(239,836)	(222,652)	(182,147)

	1,078,748	1,225,448	1,310,120	1,532,476

The Company also maintains other long-term accounts receivable, and among these assets 77% are debentures issued by Companhia Brasileira de Latas in 2002, in the amount of R$212,870. On June 30, 2009, the Company recorded a provision for total loss of these debentures.

8. INVENTORIES

	Consolidated		Parent Company

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Finished products	638,189	737,004	422,732	423,955
Work in process	872,063	1,179,645	808,896	1,060,226
Raw materials	749,614	700,232	476,923	380,978
Supplies	732,973	729,512	622,245	615,071
Advance to suppliers	382,352	288,647	316,574	261,674
Provision for losses	(26,819)	(26,815)	(22,846)	(22,846)
Materials in transit	64,352	13,500	18,433	5,645

	3,412,724	3,621,725	2,642,957	2,724,703

9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a) Deferred income and social contribution taxes

Deferred income and social contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax base of assets, liabilities and the respective carrying value.

	Consolidated		Parent Company

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Current assets
Income tax	388,182	539,825	321,049	460,925
Social contribution	139,992	194,427	115,739	165,855

	528,174	734,252	436,788	626,780

Long-term assets
Income tax	608,024	585,831	508,378	498,201
Social contribution	205,814	198,663	169,699	166,875

	813,838	784,494	678,077	665,076

	6/30/2009	6/30/2008	6/30/2009	6/30/2008

Income
Income tax	161,445	4,896	(84,021)	3,835
Social contribution	57,212	5,195	(31,261)	4,221

	218,657	10,091	(115,282)	8,056

Pursuant to the CVM Instruction 371/02, some companies of the group, recorded tax credits on tax loss carryforwards and social contribution on a negative basis that are not subject to statute of limitations based on the expectations of future taxable income determined in technical valuation approved by the Management.

The book value of deferred tax assets is reviewed monthly and projections are reviewed annually, and are subject to any material aspects that might change realization projections. These studies indicate the realization of these companies’ tax assets within the term established by the CVM Instruction and within the 30% limit of the taxable income, fact which is shown as follows:

				6/30/2009

	Consolidated		Parent Company

	Corporate income tax	Social contribution	Corporate income tax	Social contribution
Year	Tax loss	Negative basis	Tax loss	Negative basis

2009	125,352	43,954	100,108	36,200
2010	5,781	2,081
2011	5,400	1,944
2012	4,971	1,790
2013	4,577	1,648
2014	13,409	5,068

Total	159,490	56,485	100,108	36,200

(b) The sources of the deferred income and social contribution taxes of the Parent Company are shown as follows:

	6/30/2009				3/31/2009

	Income tax		Social contribution		Income tax		Social contribution

	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term

Assets
Provisions for contingencies	47,597	327,709	17,135	117,975	40,964	317,262	14,747	114,214
Provision for interest on shareholders’ equity	48,319		17,395		87,916		31,650
Provision for payment of private pension plans	14,076	9,996	5,067	3,598	13,889	12,865	5,000	4,631
Taxes under litigation		24,450				23,775
Tax credits – Income and social contribution taxes	100,108		36,200		206,349		74,207
Other provisions	110,949	146,223	39,942	48,126	111,807	144,299	40,251	48,030

	321,049	508,378	115,739	169,699	460,925	498,201	165,855	166,875

(c) The reconciliation between the income and social contribution tax expenses and income of the parent company and consolidated, and the result of the rate on net income before Income tax (IR) and Social Contribution (CSLL) in force are shown as follows:

	Consolidated		Parent Company

	6/30/2009	6/30/2008	6/30/2009	6/30/2008

Income before income and social contribution taxes	1,062,335	2,442,785	1,866,576	2,367,493
Rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(361,194)	(830,547)	(634,636)	(804,948)
Adjustments to reflect the effective tax rate:
Benefit of Interest on shareholders’ equity – JCP	65,696	37,715	65,696	37,715
Equity income of subsidiaries at different rates or which are not taxable	209,321	171,933	335,496	221,982
Goodwill amortization		(38,635)		(2,029)
Tax incentives	5,326	10,901	4,312	10,901
Effect deriving from the not taxed functional currency	(259,111)		(282,666)
Other permanent (additions) deductions	(18,804)	4,105	(22,188)	(9,073)

Income and social contribution taxes on net income for the period	(358,766)	(644,528)	(533,986)	(545,452)

Effective rate	34%	26%	29%	23%

10. INVESTMENTS

a) Direct interest in subsidiaries and jointly-owned subsidiaries

	6/30/2009					3/31/2009

Companies	Number of shares (in units)		% Direct interest	Net income (loss) for the period	Shareholders' equity	% Direct interest	Net income (loss) for the period	Shareholders' equity

	Common	Preferred

Steel
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	(2,657)	92,713	99.99	1,249	95,370
INAL Nordeste	43,985,567		99.99	(4,535)	40,273	99.99	(2,730)	38,808
CSN Aços Longos	41,830,119		99.99		36,807	99.99		36,807
GalvaSud	11,610,671,043		99.99	27,787	723,610	99.99	20,988	708,916
CSN Steel	480,726,588		100.00	2,371	1,567,239	100.00	(52,235)	1,846,303
CSN Overseas	7,173,411		100.00	24,945	1,092,350	100.00	(24,553)	1,268,328
CSN Panama	4,240,032		100.00	99,404	733,071	100.00	3,093	763,275
CSN Energy	3,675,319		100.00	360,533	902,655	100.00	177,507	684,822
CSN Export	1,036,429		100.00	4,528	266,807	100.00	19,167	311,774
Cia. Metalurgica Prada	3,155,036		100.00	5,209	567,252	100.00	(2,522)	625,552
Logistics
MRS Logística	188,332,667	151,667,313	27.27	131,570	1,782,694	27.27	99,906	1,651,733
Transnordestina Logística	550,722,199	45,513,333	81.60	(10,246)	414,022	84.50	(5,197)	281,988
Sepetiba Tecon	254,015,053		99.99	5,538	187,077	99.99	13,867	181,540
Itaguaí Logística	1,000,000		99.99		998	99.99	(1)	998
Energy
Itá Energética	520,219,172		48.75	19,921	630,774	48.75	12,793	610,853
CSN Energia	1,000		99.99	(923)	63,085	99.90	685	84,983
Mining
ERSA	34,236,307		99.99	(1,788)	18,069	99.99	(2,024)	20,499
Congonhas Minérios	5,010,000		99.99	96	5,729	99.99	115	5,633
Minas Pelotização	1,000,000		99.99		998	99.99	(1)	998
Nacional Minérios	475,052,685		59.99	222,809	8,454,103	59.99	209,605	8,303,363
Cement
CSN Cimentos	722,113,330		99.99	(10,231)	329,324	99.99	(666)	63,882

b) Investment breakdown

	3/31/2009						6/30/2009

Companies	Opening balance of investments	Additions (write-offs)					Equity pick-up and provision for losses	Closing balance of investments

		Capital increase	Dividends	Adjustments foreign exchange variation CPC 02	Gain and loss in percentage variation	Other

Steel
Cia Metalurgica Prada (1)	625,552					(63,510)	5,210	567,252
Cia. Metalic Nordeste	95,370						(2,657)	92,713
INAL Nordeste	38,808	6,000					(4,535)	40,273
CSN Aços Longos	36,807							36,807
GalvaSud (1)	708,916					(13,090)	27,784	723,610
CSN Steel (2)	1,846,303			(279,330)		(2,105)	2,371	1,567,239
CSN Overseas	1,268,328			(200,923)			24,945	1,092,350
CSN Panama	763,275			(129,608)			99,404	733,071
CSN Energy	684,821			(142,699)			360,533	902,655
CSN Export	311,774			(49,496)			4,529	266,807

	6,379,954	6,000		(802,056)		(78,705)	517,584	6,022,777
Logistics
MRS Logistica	450,252						35,879	486,131
Transnordestina Logística	238,279	114,973			(6,803)		(8,616)	337,833
Sepetiba Tecon	181,540						5,537	187,077
Itaguaí Logística	998							998

	871,069	114,973			(6,803)		32,800	1,012,039
Energy
Itá Energética	297,791						9,711	307,502
CSN Energia	84,983		(20,976)				(922)	63,085

	382,774		(20,976)				8,789	370,587
Mining
ERSA	20,499						(2,430)	18,069
Nacional Minérios (2)	4,982,018					(43,244)	133,687	5,072,461
Congonhas Minérios	5,633						96	5,729
Pelotização Nacional	998							998

	5,009,148					(43,244)	131,353	5,097,257
Cement
CSN Cimentos	63,882	275,672					(10,230)	329,324

Total MEP	12,706,827	396,645	(20,976)	(802,056)	(6,803)	(121,949)	680,296	12,831,984

Other investments	31							31

Total Investments	12,706,858	396,645	(20,976)	(802,056)	(6,803)	(121,949)	680,296	12,832,015

(1) Adjustments related to the goodwill on reverse merger pursuant to Provisional Measure 449/08.
(2) Other adjustments to subsidiaries according to the rules of CPC 02 – classified into shareholders’ equity under translation accumulated adjustments.

c) Additional Information on the main operating subsidiaries

• GALVASUD

Located in Porto Real, in the State of Rio de Janeiro, the Company has as its main corporate purpose all industrial, commercial and sales promotion activities related to: i) installation and operation of a steel products service center; ii) installation and operation of a hot-immersion galvanization line, iii) installation and operation of laser welding lines for the production of welded blanks destined for the automobile production; iv) just-in-time supply to the automotive industry; and v) promotion and sales of the products of the Company and of third parties, shareholders inclusively, to the automotive industry.

• INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute the CSN steel products, operating as a service and distribution center in the Northeast region of the country.

• COMPANHIA METALÚRGICA PRADA

Based in the city of São Paulo, Prada has branches in several states of the country and has as its main activities the rolled steel reprocessing and distribution, the manufacturing and trading of metallic products, manufacturing and trading of metallic packaging, as well as the import and export of these products.

On December 30, 2008, in order to achieve greater synergy, optimization of operations, cost reduction and, also, become more efficient, Prada incorporated the net assets of Indústria Nacional de Aços Laminados – INAL.

• CIA. METALIC NORDESTE

The Company, with its head office located in Maracanaú, State of Ceará, has as its main corporate purpose the manufacturing of metallic packaging destined to the beverage industry.

Its operation unit can be characterized as one of the world’s most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by the parent company CSN, and the lid production line, whose raw material is aluminum.

Its production is mainly geared towards the Brazilian northern and northeastern markets, with the surplus production of lids sold abroad.

The subsidiary received an incentive from PROVIN – Incentive Program for the Companies’ Operations, established by the Government of the State of Ceará, main purpose of which is the promotion of the industrial development and job generation in the State.

• SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

Sepetiba Tecon was the winner of the auction that occurred on September 3, 1998 for the takeover of the terminal concession and this concession allows the exploitation of the aforementioned terminal for the term of 25 years, extendable for another term of 25 years.

• CSN ENERGIA

Its main purpose is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which Company holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de Energia Elétrica”) – CCEE, in the amount of R$54,224 (R$54,224 as of March 31, 2009), which are due by concessionaires that present injunctions suspending the corresponding payments. Management understands that recording an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the official entities of the sector.

• CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos has the production and trading of cement as its main purpose. CSN Cimentos use as one of its raw material the blast furnace slag from the pig iron production of the Presidente Vargas Steelworks. The company started to operate on May 14, 2009 and its results are also related to remaining expenditures deriving from discontinued activities in 2002, when the Company name was FEM – Projetos, Construções e Montagens.

• ESTANHO DE RONDÔNIA - ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other in the city of Ariquemes.

The subsidiary’s mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is the raw material used in UPV for the production of tin plates, is located in Ariquemes.

d) Additional information on the main jointly-owned subsidiaries

The amounts of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Company’s quarterly information, in accordance with the interest described in item (a) of this note.

	6/30/2009				3/31/2009

	NAMISA	TRANSNORDESTINA	MRS	ITASA	NAMISA	TRANSNORDESTINA	MRS	ITASA

Current assets	1,856,386	188,719	891,919	64,473	1,937,005	52,316	801,069	70,962
Noncurrent assets	8,629,319	629,042	3,552,857	914,230	8,601,214	607,593	3,521,755	921,938
Long-term assets	7,377,204	40,591	673,503	5,151	7,298,256	39,905	635,549	5,057
Investments, property, plant and equipment and deferred charges	1,252,115	588,451	2,879,354	909,079	1,302,958	567,688	2,886,206	916,881

Total assets	10,485,705	817,761	4,444,776	978,703	10,538,219	659,909	4,322,824	992,900

Current liabilities	349,410	39,352	858,930	103,988	463,793	31,258	970,032	115,910
Noncurrent liabilities	1,682,192	364,387	1,803,152	243,941	1,771,063	346,663	1,701,059	266,137
Shareholders’ equity	8,454,103	414,022	1,782,694	630,774	8,303,363	281,988	1,651,733	610,853

Total liabilities and shareholders’ equity	10,485,705	817,761	4,444,776	978,703	10,538,219	659,909	4,322,824	992,900

	6/30/2009				6/30/2008

	NAMISA	TRANSNORDESTINA	MRS	ITASA	NAMISA	TRANSNORDESTINA	MRS	ITASA

Net revenue	572,546	29,862	983,516	111,813	262,699	32,105	1,609,144	103,798
Cost of goods sold and services rendered	(393,565)	(29,034)	(573,851)	(32,163)	(184,362)	(30,186)	(998,846)	(26,130)

Gross income (loss)	178,981	828	409,665	79,650	78,337	1,919	610,298	77,668
Operating revenues (expenses)	(91,053)	(4,797)	(54,656)	(19,553)	(71,145)	(5,456)	18,593	(25,614)
Net financial income	518,195	(11,474)	(11,488)	(13,127)	33,202	(9,231)	(202,000)	(24,839)

Income (loss) before income and social contribution taxes	606,123	(15,443)	343,521	46,970	40,394	(12,768)	426,891	27,215
Current and deferred income and social contribution taxes	(173,708)		(112,653)	(14,255)	(5,049)		(157,026)	(9,279)

Net income (loss) for the period	432,415	(15,443)	230,868	32,715	35,345	(12,768)	269,865	17,936

• NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, state of Minas Gerais, NAMISA’s main purpose is the production, purchase and sale of iron ore. NAMISA sells its products mainly in the foreign market. NAMISA’s main operations are developed in the municipalities of Congonhas, Ouro Preto, Itabirito and Rio Acima, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro.

In December 2008, CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. (“NAMISA”) to Big Jump Energy Participações S.A. ("Big Jump"), whose shareholders are the companies Posco e Brazil Japan Iron One Corp, Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nisshin Steel Co., Ltd.. Subsequently to this sale, Big Jump subscribed new shares, paying in cash the total of US$3.041.473 thousand, corresponding to R$7,286,154 thousand, R$6,707,886 thousand of which were recorded as goodwill at the subscription of the shares.

Due to the new corporate structure of the jointly-owned subsidiary, in which Big Jump holds 40% and CSN 60% and, due to the shareholders’ agreement entered into between the parties, CSN consolidated NAMISA in a proportional manner.

• TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploitation and development of the public rail cargo transport service for the Northeast network of Brazil.

Transnordestina entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another equal period. The agreement allows the development of the public service of exploitation of the northeast network which comprises seven States of the Federation in an extension of 4,534 km. The concession also comprises the lease of assets of Rede Ferroviária Federal S.A. (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

• MRS LOGÍSTICA

The Company’s main purpose is to exploit, by onerous concession, the public rail cargo transport service in the right of way of the Southeast network, located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte, of Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996. CSN paid in Namisa 10% of its interest in MRS, and decreased this direct interest from 32.93% to 22.93% .

In addition to this direct interest, the Company also holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated company, and 4.3377% through International Investment Fund, which integrates the Company’s quarterly information as per the CPC Technical Pronouncement 02.

MRS may also exploit modal transportation services regarding the rail transport and take part in developments aiming at the extension of rail transport services granted.

To provide the services which are the purpose of the concession obtained for a 30-year period, as from December 1, 1996, and extendable for another equal period at the exclusive discretion of the grantor, MRS leased from RFFSA, for the same period of the concession, the assets necessary to operate and maintain rail cargo transportation activities.

• ITÁ ENERGÉTICA S.A. - ITASA

Itasa holds a 60.5% interest in the Itá Consortium, which was created for the exploitation of the Itá Hydroelectric Power Plant pursuant to the concession agreement of December 28, 1995, and its Addendum 1 dated July 31, 2000, entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy (ANEEL).

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose entity (SPE) originally established to make feasible the construction of the Itá Hydroelectric Power Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

e) Additional information on indirect interests abroad

• COMPANHIA SIDERURGICA NACIONAL - LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Panama.

• LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year. Lusosider is the only Portuguese company of the steel sector to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Products manufactured by Lusosider may be used in the packaging industry, civil construction (piping and metallic structures), and in home appliance components.

11. PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	Depreciation, depletion and amortization rate (p.a%)	Cost	Accumulated depreciation, depletion and amortization	Residual value

				6/30/2009	3/31/2009

Machinery and equipment		7,527,337	(1,453,264)	6,074,073	5,672,918
Mines and mineral deposits		5,332	(769)	4,563	4,703
Buildings		1,524,441	(171,468)	1,352,973	1,019,935
Furniture and fixtures		136,455	(113,158)	23,297	23,996
Land		133,643		133,643	132,001
Construction in progress		1,597,818		1,597,818	2,095,282
Other assets		1,858,934	(521,197)	1,337,737	1,330,744

		12,783,960	(2,259,856)	10,524,104	10,279,579

	Parent Company

Machinery and equipment	8.78	6,172,269	(1,019,340)	5,152,929	4,876,675
Mines and mineral deposits	0.05	2,323	(3)	2,320	2,320
Buildings	3.56	778,705	(45,850)	732,855	540,087
Furniture and fixtures	10.00	111,727	(95,364)	16,363	16,883
Land		89,409		89,409	85,739
Construction in progress		982,641		982,641	1,210,999
Other assets	20.00	255,684	(76,334)	179,350	176,815

		8,392,758	(1,236,891)	7,155,867	6,909,518

The loan costs that were capitalized in the Parent Company amounted to R$29,003 (R$20,559 in the first half-year of 2008) and R$31,668 (R$22,328 in the first half-year of 2008) in the consolidated. These costs are determined on the financing contracts for the mining, cement and long steel projects.

The Company analyzed the circumstances to verify if there was a possibility of impairment, and based on the analyses performed it did not identify any evidence that the residual book value of the assets or groups of assets was recorded at a value higher than the recovery value, in accordance with its the cash generating units.

As of June 30, 2009, the assets provided as collateral for financial operations totaled R$47,985 (R$47,985 as of March 31, 2009).

12. INTANGIBLE ASSETS

	Consolidated

	Useful life terms	Amortization annual rates %	Cost	Accumulated amortization	Residual value

					6/30/2009	3/31/2009

Software	05 years	20	47,939	(21,113)	26,826	25,801
Goodwill from expected future profitability			793,379	(315,224)	478,155	500,044

			841,318	(336,337)	504,981	525,845

	Parent Company

	Useful life terms	Amortization annual rates %	Cost	Accumulated amortization	Residual value

					6/30/2009	3/31/2009

Software	05 years	20	20,129	(6,248)	13,881	12,893
Goodwill from expected future profitability			283,529	(206,928)	76,601	23,137

			303,658	(213,176)	90,482	36,030

Software: This is valued at the cost of acquisition, less accumulated amortization and, when applicable, less impairment losses.

Goodwill: This refers to the goodwill effects of the subsidiaries Galvasud and Prada related to mergers performed by the Companies. The goodwill economic basis is the expected future profitability and, in accordance with the new pronouncements, these amounts are not amortized in the accounting as from January 1, 2009, when they started to be subject only to impairment tests.

	Balance at		Balance at
Goodwill in investments:	3/31/2009	Additions/Write-offs	6/30/2009	Investor

Parent Company
Ersa	23,137	(23,137)		CSN
Subtotal - Parent Company	23,137	(23,137)
CSN I	19,837		19,837	GalvaSud
Inal	86,412		86,412	Prada
CFM	347,118		347,118	Namisa
Other	23,540	1,248	24,788

Total - Consolidated	500,044	(21,889)	478,155

In 2009, due to changes in circumstances indicating the loss of goodwill recoverability recorded under the expectation of future profitability, the Company recorded a goodwill impairment verified in the acquisition of Estanho de Rondônia S.A. - ERSA.

13. DEFERRED CHARGES

In compliance with Law 11,638/07 and the CPC Technical Pronouncement 13, the Company maintains a record of the remaining balance of deferred assets referring to pre-operating expenses recognized up to December 31, 2007.

These assets will be kept in the Company’s accounting up to their total amortization and/or write-off due to impairment. As of June 30, 2009, the balance of these assets was R$31,587 (R$33,183 as of March 31, 2009) in the Parent Company and R$38,040 (R$40,385 as of March 31, 2009) in the consolidated.

14. LOANS, FINANCING AND DEBENTURES

	Consolidated				Parent Company

	Current liabilities		Noncurrent Liabilities		Current liabilities		Noncurrent Liabilities

	6/30/2009	3/31/2009	6/30/2009	3/31/2009	6/30/2009	3/31/2009	6/30/2009	3/31/2009

FOREIGN CURRENCY
Long-Term Loans
Advance on Export Contracts	1,920,560	2,192,845		242,182	1,920,560	2,192,845		242,182
Pre-payment	256,065	283,581	1,898,808	1,861,861	390,832	378,298	3,827,673	4,206,151
Perpetual Bonds	29,355	34,824	1,463,700	1,736,400	29,355	34,824	1,463,700	1,736,400
Fixed Rate Notes	42,728	60,204	1,854,020	2,199,440	53,736	104,870	3,754,340	4,428,800
Import Financing	78,580	124,606	159,640	204,372	65,725	82,180	73,839	94,369
BNDES/Finame	17,494	16,034	94,452	118,475	15,768	14,714	85,442	107,088
Other	225,523	247,894	153,042	126,989	91,008	93,896	91,654	13,544

	2,570,305	2,959,988	5,623,662	6,489,719	2,566,984	2,901,627	9,296,648	10,828,535

LOCAL CURRENCY
Long-Term Loans
BNDES/Finame	250,749	198,784	1,568,658	1,561,980	161,135	126,796	941,338	984,207
Debentures	35,279	22,163	628,665	632,760	26,172	11,099	600,000	600,000
Pre-payment	1,604	5,332	100,000	100,000	1,604	5,332	100,000	100,000
Loan						105,660
Other	21,187	35,773	89,776	89,308	6,395	6,899	3,849	4,200

	308,819	262,052	2,387,099	2,384,048	195,306	255,786	1,645,187	1,688,407

Total Loans and Financing	2,879,124	3,222,041	8,010,761	8,873,767	2,762,290	3,157,413	10,941,835	12,516,942

Derivatives	62,973	(98,779)	10,389	(2,024)	2,089	2,047

Total Loans, Financing and
Derivatives	2,942,097	3,123,261	8,021,150	8,871,743	2,764,379	3,159,460	10,941,835	12,516,942

As of June 30, 2009, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

	Consolidated		Parent Company

2010	319,481	4.0%	1,105,744	10.1%
2011	908,863	11.3%	941,008	8.6%
2012	1,511,859	18.8%	1,517,840	13.9%
2013	1,809,099	22.6%	1,899,638	17.4%
2014	656,030	8.2%	869,240	7.9%
After 2014	1,352,119	16.9%	3,144,666	28.7%
Perpetual Bonds	1,463,699	18.2%	1,463,699	13.4%

	8,021,150	100.0%	10,941,835	100.0%

Loans, financing and debentures are subject to interest, annual rates of which, as of June 30, 2009, are presented as follows:

	Consolidated		Parent Company

	Local currency	Foreign currency	Local currency	Foreign currency

Up to 7%	164,475	4,303,433		5,551,576
From 7.1 to 9%	801,021	368,873	498,442	1,334,602
From 9.1 to 11%	1,358,351	3,451,104	1,240,446	4,977,454
Above 11%	251,451	58,251
Derivatives		73,362		2,089
Variable	120,620	12,306	101,605

	2,695,918	8,267,329	1,840,493	11,865,721

		10,963,247		13,706,214

Percentage composition of total loans, financing and debentures, by currency/index of origin:

	Consolidated		Parent Company

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Local Currency
CDI	7.36	6.65	5.31	4.57
IGPM	0.34	0.37		0.67
TJLP	16.64	14.71	8.04	7.09
IGP-DI	0.09	0.09	0.07	0.07
Other indexes	0.17	0.34	-

	24.60	22.16	13.42	12.40

Foreign Currency
US dollar	74.75	78.60	81.22	82.21
Yen			5.34	5.38
Euro	0.08	0.08
Other currencies	0.57	(0.84)	0.02	0.01
	75.40	77.84	86.58	87.60

	100.00	100.00	100.00	100.00

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp. These indefinite maturity bonds pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest.

The guarantees provided for loans comprise fixed asset items, sureties, bank guarantees and securitization operations (exports), as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 18.

	06/30/2009	03/31/2009

Property, plant and equipment	47,985	47,985
Personal guarantee	81,751	95,788
Imports	57,524	80,761
Securitizations (exports)	117,841	123,811

	305,101	348,345

The following tables show the amortization and funding in the current period:

Amortization

Company	Description	Principal (million)	Payment date	Interest rate (p.a.)

CSN	BNDES	R$ 16	Feb / 2009	2.20% up to 3.20%
CSN	Debentures	R$ 41	Feb / 2009	103.6% CDI (4th issue)
CSN	BNDES	R$ 5	Mar / 2009	2.20% up to 3.20%
CSN	BNDES	R$ 28	Apr up to Jun / 2009	2.20% up to 3.20%
CSN	Pre-payment of third parties	R$ 6	May / 2009	CDI
CSN Cimentos	BNDES	R$ 2	May / 2009	2.70 and 3.20%

Total amortization in R$		R$ 98

Island IX	Fixed Rates Notes	US$39	Jan / 2009	9.50 and 10.5%
CSN	BNDES	US$1	Jan / 2009	1.70% and 2.70%
CSN	ACC	US$7	Jan / 2009	6.0%
CSN	Pre-payment of third parties	US$2	Jan / 2009	5.65% and 6.43%
CSN Export	Pre-payment of third parties	US$28	Feb / 2009	7.28% and 7.43%
CSN	Loans from third parties	US$1	Feb / 2009	6.24%
CSN	Pre-payment of third parties	US$10	Feb / 2009	5.19% and 5.81%
CSN	Pre-payment of third parties	US$2	Mar / 2009	4.78% up to 6.04%
CSN	ACC	US$21	Mar / 2009	3.25%
CSN	Equipment import	US$1	Mar / 2009	5.00% up to 8.40%
CSN	Pre-payment of third parties	US$2.5	Apr up to Jun / 2009	1.87% up to 5.65%
CSN	ACC	US$126	Apr up to Jun / 2009	4.35% up to 8.00%
CSN	BNDES	US$1.6	Apr up to Jun / 2009	1.7% and 2.7%
CSN	Loans from third parties	US$3	Apr up to Jun / 2009	6.30%
CSN	Equipment import	US$3	Apr up to Jun / 2009	6.3% up to 8.5%
Island X	Fixed Rates Notes	US$18	Apr / 2009	9.50 and 10.5%
CSN Export	Pre-payment of third parties	US$28	Apr / 2009	7.28% and 7.43%
Island VIII	Fixed Rate Notes	US$27	Jun / 2009	9.75%
Cinnabar	Loans from third parties	US$1	Apr / 2009	4.49%

Total amortization in US$		US$322

Funding

Company	Description	Principal (million)	Issue	Term	Maturity	Interest rate (p.a.)

CSN Cimentos	BNDES	R$ 54	2/26/2009	5 years	2/17/2014	TJLP + 2.7%
CSN	BNDES	R$ 90	2/26/2009	5 years	2/17/2014	TJLP + 2.7%
CSN	BNDES	R$ 215	3/16/2009	18 years	12/15/2027	TJLP + 1.3%

Funding in R$		$359

CSN Cimentos	BNDES	US$ 3	2/26/2009	5 years	4/15/2014	UM006 + 2.7%
CSN	BNDES	US$ 24	2/26/2009	5 years	4/15/2014	UM006 + 2.7% to 3.2%
CSN	ACC	US$ 25	3/16/2009	1 year	3/5/2010	4.35%
CSN	ACC	US$ 75	5/26/2009	6 months	11/17/2009	2.75%
CSN	Pre-payment of third parties	US$ 200	6/17/2009	5 years	6/16/2014	5.06%

Funding in US$		US$ 327

a) Loans and financing with certain financial institutions have limiting contractual clauses (covenants) that are common in financial contracts in general, which the Company has properly complied with as of June 30, 2009. Some of the main covenants are informed as follows:

In export and import financing operations:

“The Company must maintain all authorizations necessary to comply with the obligations established in the contract.”

“The Company undertakes to export in an amount sufficient to cover the principal and interest added value due on the respective payment dates.”

In financing obtained with the Brazilian Development Bank – BNDES

“The Company undertakes to prove the investment of own funds established in the project.”

“The Company undertakes not to promote acts or measures which may jeopardize or change the economic-financial equilibrium of the loan Beneficiary.”

Debenture issuances:

“The Company must immediately notify the Fiduciary Agent on the call for any general debenture holders’ meeting by the issuer.”

b) The Company and its subsidiaries also assume covenants which are specific to certain contracts, but usual in operations of the same nature, which had also been complied with as of June 30, 2009. As follows:

Covenants of the Company for Eurobonds issued by its subsidiaries:

“In foreign currency and debt operations represented by securities traded on stock exchanges outside Brazil, the Company must not constitute guarantees on its assets, except for those allowed in the operation agreements, without simultaneously guaranteeing the notes.”

Covenants applicable to the Company’s subsidiaries:

CSN Export S.à.r.l (Securitization): “CSN Export must not assume debts except for those established in the operation documentation and debts resulting from law and which do not have a materially adverse effect.”

On July 2, 2009, CSN (1) notified the creditors of 2003-1 series notes about its irrevocable intention of redeeming such notes in advance and payment occurred on August 5 and (2) started a consent solicitation process with creditors related to the 2004-1 and 2005-1 series notes of the Securitization program, in order to obtain therefrom consent or waiver in relation to the following matters: (i) include iron ore receivables in the Securitization program; (ii) flexible dates in early redemption of notes; (iii) change few exports coverage ratios provided for in the program; and (iv) disregard Accumulation Events occurred in the 21st and 23rd quarters of the program, for the purposes of an eventual identification of early amortization event. On August 5, 2009, the Bank of New York Mellon confirmed to have received the creditors consents for both series in sufficient amount to approve all the aforementioned matters.

CSN Islands X Corp. and CSN Islands IX Corp. (Eurobonds): “The issuer must not assume debts, except for those represented by the notes, or debts representing commissions, costs or indemnifications due in accordance with the established in the operation documentation.”

Transnordestina (BNDES financing): “Transnordestina commits not to change, without prior and express authorization of BNDES, its share control.”

15. DEBENTURES

Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006.

Compensation interest is applied on the face value of these debentures corresponding to 103.6% of the Clearing House for the Custody and Financial Settlement of Securities (Cetip) Interbank Deposit Certificate (CDI), and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The deeds of this debenture issue contain restrictive contractual covenants, usual to this kind of operation, described as follows, which have been duly complied with by the Company:

a) Provision of information: the Company must provide to the trustee any information that the latter may reasonably require the former in up to ten business days counting from the date of the respective requirement;

b) Audit: the Company must submit, pursuant to the law, its accounts and balance sheets to examination by an independent audit firm registered with CVM; and

c) General Debenture holders’ Meeting: it must immediately notify the trustee on the call for any General Meeting by the Issuer.

16. FINANCIAL INSTRUMENTS

I – Derivatives

a) Policies for the use of hedging derivatives

The Company’s financial policy reflects the liquidity parameters, credit and market risk approved by the Audit Committee and Board of Directors. The use of derivative instruments, with the purpose of preventing interest rate and foreign exchange rate fluctuations from having a negative impact on the Company’s balance sheet and statement of income, should comply with these same parameters. Pursuant to the Company’s internal rules, this financial investment policy was approved and is managed by the financial department.

As a routine, the financial department presents and discusses, at the meetings of the Board of Executive Officers and Board of Directors, the Company’s financial positions. Pursuant to the Bylaws, significant amount operations require previous approval by the Company’s Management. The use of other derivative instruments is subject to prior approval by the Board of Directors. In this context, considering that equity instruments historically present higher yield than fixed income instruments, and with the purpose of reducing third party capital cost, the Company contracted a total return equity swap operation on ADRs of its own issuance (see Note 17).

In order to finance its activities, the Company often resorts to capital markets, either domestic or international ones, and due to the debt profile it seeks, part of the Company’s debt is pegged to foreign currency, mainly to the U.S. dollar, which motivates the Company to seek hedge for its indebtedness through derivative financial instruments.

In order to contract financial instruments derivatives with the purpose of hedge in compliance with the structure of internal controls, the Company adopts the following policies:

• Continuous ascertainment of the exchange exposure, which occurs by means of the assessment of assets and liabilities exposed to foreign currency, within the following terms: (i) accounts receivable and payable in foreign currency; (ii) cash and cash equivalents and debt in foreign currency;

• presentation of the Company’s financial position and foreign exchange exposure, as a routine, at meetings of the Board of Executive Officers and of the Board of Directors which approve this hedging strategy; and

• contracting of hedge derivative operations only with first-tier banks.

The Company’s consolidated net exposure to the foreign exchange rate as of June 30, 2009 is shown as follows:

Amounts in US$ thousand

6/30/2009

Cash and cash equivalents abroad	2,016,517
Guarantee (margin) surplus	333,288
Accounts receivable - foreign market clients	98,023
Advances to suppliers	134,891
Other assets	315,920

Total assets	2,898,639
Loans and financing	(4,088,219)
Suppliers	(514,582)
Other liabilities	(31,728)

Total liabilities	(4,634,529)
Gross exposure	(1,735,890)

Notional value of contracted derivatives (*)	2,156,250

Net exposure	420,360

(*) Exchange swap and U.S. futures contracts.

The results obtained with these operations are in accordance with the policies and strategies defined by the Company’s Management.

b) Main risks resulting from the Company’s operations

• Exchange rate risk

Although most of the Company’s revenues are denominated in Brazilian Reais, as of June 30, 2009, R$8,193,967 or 75% of the Company’s consolidated loans and financing were denominated in foreign currency (R$9,449,708 or 79% as of March 31, 2009). As a result, the Company is subject to variations in exchange and interest rates and it manages the risk of the fluctuations in the amounts in Brazilian Reais that will be necessary to pay the obligations in foreign currency using a number of financial instruments, including cash invested in dollar and derivatives (derivative contracts without financial leverage, such as foreign currency put and call option), mainly swaps and futures contracts.

• Interest rate risk

The Company has short and long-term liabilities, indexed to floating interest rates and inflation indexes. Due to this exposure, the Company may maintain derivatives to manage these risks better.

• Credit risk

The exposure to credit risk of financial institutions complies with the parameters established in the Company’s financial policy. The exposure to credit risk of our clients and suppliers complies with the parameters established by the Company’s credit policy.

Since part of the Companies’ funds is invested in Brazilian government bonds, there is also exposure to the Company’s credit risk.

In order to mitigate market risks, as foreign exchange and interest rate, the Company’s Management contracts operations with derivatives, as shown below:

• Exchange swap transactions

Exchange swap transactions aim to protect its liabilities denominated in foreign currency against the depreciation of the Real. The Company carried out swaps of its U.S. dollar-denominated liabilities, in which the Company will receive the difference between the exchange variation observed in the period plus interest rate which ranges between 4.35% and 9.00% p.a., multiplied by the notional value (long position) and pays interest based on the Interbank Deposit Certificate – CDI, with rates ranging between 93% and 117.3% on the amount in Reais of the notional value on the date of the contracting (short position). The notional value of these swaps as of June 30, 2009, was US$823,000 thousand (US$343,000 thousand on March 31, 2009). The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. These transactions are related to operations in the Brazilian over-the-counter market, primarily having first-tier financial institutions as counterparts, contracted within exclusive investment funds.

As of June 30, 2009, the position of these contracts is as follows:

a) Outstanding operations

	Notional value (US$ thousand)				Valuation - 2009		Valuation - 2008		Fair value (market) (R$thousand)		Amount payable or receivable
					(R$ thousand)		(R$ thousand)				in the period (R$ thousand)

Counterparts	2009	Operation maturity	2008	Operation maturity	Long-termposition	Short-termposition	Long-term position	Short-term position	2009	2008	Amount receivable/ received	Amount payable/paid

Itau BBA	20,000	Jul-31-09	20,000	Jul-31-09	40,902	(35,042)	47,780	(33,220)	5,860	14,560		(8,700)
ABN Amro	95,000	Aug-14-09	95,000	Aug-14-09	194,576	(172,959)	226,869	(163,809)	21,617	63,060		(41,443)
ABN Amro	50,000	Aug-24-09	50,000	Aug-24-09	102,341	(90,136)	119,144	(85,309)	12,205	33,835		(21,630)
Itau BBA	60,000	Nov-16-09	60,000	Nov-16-09	124,554	(155,246)	143,655	(147,212)	(30,692)	(3,557)		(27,135)
Itau BBA	18,000	Nov-19-09	18,000	Nov-19-09	36,818	(43,428)	42,454	(41,106)	(6,610)	1,348		(7,958)
Santander	30,000	Nov-30-09	30,000	Nov-30-09	63,378	(80,660)	72,984	(76,845)	(17,282)	(3,861)		(13,421)
Itau BBA	25,000	Dec-11-09	25,000	Dec-11-09	52,064	(63,960)	59,894	(60,596)	(11,896)	(702)		(11,194)
Goldman Sachs	10,000	Dec-11-09	10,000	Dec-11-09	20,680	(25,295)	23,790	(23,836)	(4,615)	(47)		(4,568)
Itau BBA	10,000	Dec-11-09			25,037	(20,202)			4,835		4,835
Santander	25,000	Mar-5-10			50,365	(59,433)			(9,068)			(9,068)
Santander	50,000	Jul-1-09			99,357	(97,976)			1,382		1,382
Santander	50,000	Jul-1-09			97,986	(99,357)			(1,371)			(1,371)
Santander	50,000	Jul-1-09			97,976	(97,459)			518		518
Santander	50,000	Jul-1-09			97,995	(97,584)			410		410
Santander	15,000	Jul-1-09			29,399	(29,317)			82		82
Santander	20,000	Jul-1-09			39,197	(38,969)			228		228
Santander	15,000	Jul-1-09			29,398	(29,197)			201		201
Itau BBA	10,000	Jul-1-09			19,600	(19,588)			12		12
Santander	15,000	Jul-1-09			29,402	(29,367)			36		36
Westlb	10,000	Jul-1-09			19,593	(19,553)			40		40
Santander	50,000	Jul-1-09			98,021	(98,244)			(223)			(223)
Santander	50,000	Jul-1-09			98,043	(98,114)			(71)			(71)
Santander	10,000	Jul-1-09			19,597	(19,776)			(179)			(179)
Santander	20,000	Jul-1-09			39,202	(39,421)			(219)			(219)
Westlb	20,000	Jul-1-09			39,191	(39,562)			(370)			(370)
Westlb	20,000	Jul-1-09			39,197	(39,331)			(134)			(134)
Santander	25,000	Jul-1-09			48,994	(48,992)			2		2

	823,000		308,000		1,652,864	(1,688,167)	736,570	(631,933)	(35,303)	104,636	7,745	(147,685)

b) Settled operations

		Notional value US$ thousand		Valuation - 2009 (R$ thousand)		Valuation - 2008 (R$ thousand)		Fair value (market) (R$ thousand)		Amount payable or receivable in the period (R$ thousand)

Date of settlement	Counterparts	2009	2008	Long-term position	Short-term position	Long-term position	Short-term position	2009	2008	Amount receivable/ received	Amount payable/paid

Jan-2-09	Itau BBA	150,000	150,000	356,273	(296,669)	355,456	(296,518)	59,604	58,938	666
Jan-2-09	Santander	5,000	5,000	11,707	(11,795)	11,680	(11,789)	(88)	(109)	21
Jan-2-09	Santander	50,000	50,000	116,990	(117,951)	116,722	(117,891)	(961)	(1,169)	208
Jan-2-09	Santander	47,000	47,000	110,039	(110,874)	109,787	(110,818)	(835)	(1,031)	196
Jan-2-09	Itau BBA	400,000	400,000	934,883	(943,609)	932,738	(943,131)	(8,726)	(10,393)	1,667
Jan-2-09	Itau BBA	50,000	50,000	116,902	(117,951)	116,633	(117,892)	(1,049)	(1,259)	210
Jan-2-09	itau BBA	50,000	50,000	116,933	(117,951)	116,665	(117,892)	(1,018)	(1,227)	209
Jan-2-09	itau BBA	50,000	50,000	116,881	(117,951)	116,613	(117,892)	(1,070)	(1,279)	209
Jan-2-09	itau BBA	58,000	58,000	134,569	(135,644)	134,260	(135,575)	(1,075)	(1,315)	240
Jan-2-09	itau BBA	50,000	50,000	118,277	(117,570)	118,006	(117,510)	707	496	211
Jan-13-09(1)	ABN Amro	20,000	20,000	48,059	(37,412)	48,190	(37,261)	10,647	10,929		(282)
Jan-23-09(2)	Itau BBA	60,000	60,000	145,828	(100,378)	143,360	(99,570)	45,450	43,790	1,660
Jan-23-09(6)	Santander	30,000	30,000	72,634	(71,874)	71,369	(71,230)	760	139	621
Jan-23-09(6)	Santander	10,000	10,000	24,303	(24,160)	23,879	(23,938)	143	(59)	202
Jan-27-09(3)	ABN Amro	30,000	30,000	71,715	(49,965)	71,650	(49,515)	21,750	22,135		(385)
Jan-26-09(4)	Santander	10,000	10,000	23,887	(17,136)	23,823	(16,989)	6,751	6,834		(83)
Jan-26-09(5)	Itau BBA	20,000	20,000	47,857	(34,834)	47,853	(34,399)	13,023	13,454		(431)
Jan-2-09(6)	Itau BBA	10,000	10,000	24,693	(24,340)	23,790	(23,807)	353	(17)	370
Jan-2-09(6)	Goldman Sachs	20,000	20,000	49,549	(48,737)	47,579	(47,673)	812	(93)	905
Jan-3-09(5)	Itau BBA	80,000	80,000	199,182	(140,520)	191,413	(137,598)	58,662	53,815	4,848
Apr-20-09	Itau BBA	40,000	40,000	45,674	(49,386)	48,348	(47,719)	(3,712)	629		(4,341)

		1,240,000	1,240,000	2,886,835	(2,686,707)	2,869,814	(2,676,607)	200,128	193,208	12,443	(5,522)

(1) Early settlement – original maturity March 16, 2009
(2) Early settlement – original maturity July 24, 2009
(3) Early settlement – original maturity July 27, 2009
(4) Early settlement – original maturity August 03, 2009
(5) Early settlement – original maturity August 13, 2009
(6) Early settlement – original maturity December 11, 2009

The net position of the aforementioned contracts is recorded in loans and financing as loss in the amount of R$35,303 as of June 30, 2009 (gain of R$94,925 as of March 31, 2009) and its effects are recognized in the Company’s financial result as gain in the amount of R$133,018. The jointly-owned subsidiary MRS Logística has derivative (swap) operations which caused proportional losses to the Company’s interest, in the amount of R$39,795 in income, recognized in the consolidated balance sheet of CSN as of June 30, 2009.

• Libor x CDI Swap transactions

The purpose of these transactions is to hedge liabilities indexed to US Dollar Libor from Brazilian interest rate fluctuations. The Company has basically executed swaps of its liabilities indexed to Libor, in which it receives interest of 1.25% p.a. on the notional value in dollar (long position) and pays 96% of the Interbank Deposit Certificate – CDI on the notional value in Reais on the date of the contracting (short position). The notional value of these swaps as of June 30, 2009 was US$150,000 thousand, hedging an export pre-payment operation in the same amount. The gains and losses from these contracts are directly related to exchange (dollar), Libor and CDI fluctuations. They are related to operations in the Brazilian over-the-counter market, in general, having first-tier financial institutions as counterparts.

As of June 30, 2009, the position of these contracts is as follows:

a) Outstanding operations

		Notional	Valuation - 2009 (R$ thousand)		Fair value	Amount payable or
		value US$			(market) (R$	receivable in the period
		thousand			thousand)	(R$ thousand)

Date of
maturity	Counterparts	2009	Long-term	Short-term	2009	Amount payable

Aug-12-09	CSFB	150,000	255,209	(257,298)	(2,089)	(2,089)

b) Settled operations

		Notional value US$ thousand		Valuation - 2009 (R$ thousand)		Valuation - 2008 (R$ thousand)		Fair value (market) (R$ thousand)

Date of settlement	Counterparts	2009	2008	Long-term	Short-term	Long-term	Short-term	2009	2008	Amount paid

Feb-12-09	CSFB	150,000	150,000	257,290	(262,062)	256,524	(258,398)	(4,772)	(1,874)	(2,898)
May-12-09	CSFB	150,000		256,121	(260,398)			(4,277)		(4,277)

The net position of the aforementioned contracts is recorded in loans and financing as loss in the amount of R$2,089 as of June 30, 2009 (loss of R$2,047 as of March 31, 2009) and its effects are recognized in the Company’s financial result as loss in the amount of R$9,264.

• Real-U.S. Dollar Commercial Exchange Rate Futures Contract

It seeks to hedge foreign-denominated liabilities against the Real devaluation. The Company may buy or sell commercial U.S. dollar futures contracts on the Commodities and Futures Exchange (BM&F) to mitigate the foreign currency exposure of its US dollar-denominated liabilities. The specifications of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contracts’ characteristics and calculation of daily adjustments, are published by BM&F and disclosed on its website (www.bmf.com.br). As of June 30, 2009, the Company had a long position in its exclusive investment fund of US$1,333,250 thousand. During the first quarter, the Company paid R$640,309 and received R$622,069 in adjustments, thus having a net result of R$18,238. Gains and losses from these contracts are directly related to the currency fluctuations.

As of June 30, 2009, the position of these operations is as follows:

	Notional value US$
	thousand	Fair value	Amount payable or receivable in the period

Description	6/30/2009	6/30/2009	Amount received in R$	Amount paid in R$

Purchase commitment
Foreign currency (US Dollar*
AUG-09 BMF)	1,333,250	(10,702)	622,070	(640,308)

II – Methods and assumptions used to calculate and measure financial instruments - derivatives

• Foreign exchange swap transactions, Libor x CDI swap transactions

The Company uses an exclusive fund for its foreign exchange swap operations. The fund’s manager, Banco UBS Pactual, calculates and discloses the market value of the fund assets (NAV – Net Asset Value) on a daily basis, using the following pricing methodology to ascertain the market value of the foreign exchange swap.

Dollar

Pricing Methodology

The first step in order to calculate the swap is to correct its notional financial value at the foreign exchange rate variation.

The second step consists of calculating which value the corrected notional value would have on the maturity date.

The third and last stage of the calculation is to carry the swap value on the maturity date to the calculation date.

Combining all steps in one single equation we would have the following:

Where:

FinSwapcalc	Swap’s financial value on calculation date
FinNocSwap	Swap’s notional financial value (initial financial value)
FinNocSwapcorr	Swap’s notional financial value restated to calculation date
FinSwapvcto	Swap’s estimated financial value on maturity
PtaxVcalc	Sale PTAX800 on calculation date. Source: BC
PtaxVini	Sale PTAX800 on initial swap date. Source: BC
DCvcto.ini	Days elapsed between initial swap and maturity
DCvcto.hoje	Days elapsed between initial swap and calculation date
i	Swap’s remuneration rate
tx	Current market foreign exchange coupon rate. Primary Source: BM&F

The rates used for all swaps are the ones disclosed by BM&F. In their absence, or in situations of liquidity squeeze or systemic crisis situations, coupons of the government bonds of each of the respective indexes are used as a notion for calculation. In the absence of the rate for the specific vertex to be calculated, the BM&F interpolated rates are used.

The Libor x CDI swap was directly contracted by the Company and, therefore, its market value was calculated as follows:

• Long position (purchased): carried to future value by current Libor and discounted to present value by the prefixed US Dollar curve.

• Short position (sold): carried to future value of current CDI and discounted to present value by the prefixed Brazilian Real curve.

The data sources for the mark-to-market of these instruments are the following: BBA (British Bankers Association), BM&F, BOVESPA and CETIP, and all data were taken from Bloomberg.

III – Sensitivity analysis

For the following operations, based on the foreign exchange rate as of June 30, 2009 of R$1.9516 per US$1.00, adjustments to the swap contract amounts were estimated for three scenarios: scenario 1: rate of R$1.9706 per US$1.00; scenario 2: (25% devaluation) rate of R$1.4780 per US$1.00; scenario 3: (50% devaluation) rate of R$0.9853 per US$1.00.

					6/30/2009

			US$ Notional		Additional result
	Risk	Scenario	value	Exchange rate	R$

Exchange Swap	U.S. Dollar devaluation	1*	823,000	1.9706	15,671
		2		1.4780	(389,789)
		3		0.9853	(795,248)

Swap CDI vs. Libor	U.S. Dollar devaluation	1*	150,000	1.9706	2,856
		2		1.4780	(71,043)
		3		0.9853	(144,942)

U.S. dollar futures	U.S. Dollar devaluation	1*	1,333,250	1.9706	25,386
		2		1.4780	(631,453)
		3		0.9853	(1,288,292)

Consolidated exchange position	U.S. Dollar devaluation	1	420,360	1.9706	7,987
		2		1.4780	(199,082)
		3		0.9853	(406,194)

(*) Source: U.S. Dollar futures closing rate as of August 2009 and June 30, 2009.

The scenarios of devaluation of the Real versus the Dollar would increase losses in the operations.

IV – Classification of financial instruments

			6/30/2009			3/31/2009

					Fair value
		Fair value	Loans and receivables -		through	Loans and receivables -
Consolidated - R$ thousand	Balances	through income	Effective interest rate	Balances	income	Effective interest rate

Assets
Current assets
Cash and cash equivalents	6,080,881	6,080,881		9,156,722	9,156,722
Net accounts receivable	1,082,175		1,082,175	1,225,448		1,225,448
Advances to suppliers	355,525		355,525	288,647		288,647
Guarantee (margin) of financial instruments	1,384,382	1,384,382		2,433,138	2,433,138
Noncurrent assets
Marketable securities				23,152	23,152
Other securities receivable	133,079		133,079	137,153		137,153
Liabilities
Current liabilities
Loans and financing	2,923,499		2,923,499	3,199,877		3,199,877
Debentures	7,895		7,895	22,163		22,163
Derivatives	52,271	52,271		(98,779)	(98,779)
Suppliers	1,265,861		1,265,861	1,795,182		1,795,182
Advances to clients	65,295		65,295	60,937		60,937
Salaries and social contribution	130,061		130,061	105,508		105,508
Equity swap financial instrument	733,939	733,939		1,364,970	1,364,970
Dividends, Interest on shareholders' equity and profit	256,646		256,646	1,928,950		1,928,950
Noncurrent liabilities
Loans and financing	7,382,096		7,382,096	8,241,007		8,241,007
Debentures	628,665		628,665	632,760		632,760
Derivatives	10,389	10,389		(2,024)	(2,024)

17. FINANCIAL INSTRUMENTS ASSOCIATED TO OTHER FINANCIAL ASSET PRICE FLUCTUATION RISKS

Total return equity swap contracts

The Company contracted a new total return equity swap operation on September 5, 2008, as presented below:

Issuance date	Agreement maturity date	Notional value (US$	Assets	Liabilities	Assets	Liabilities	Market value

		thousand)	6/30/2009	6/30/2009	3/31/2009	3/31/2009	6/30/2009	3/31/2009

9/5/2008	9/10/2009	1,050,763	1,326,117	(2,060,055)	1,080,081	(2,445,051)	(733,938)	(1,364,970)

Despite this operation’s accumulated losses as from September 5, 2008 in the amount of R$733,938, in the first half-year of 2009 the operation generated a profit totaling R$854,005. Short position interest is paid quarterly and the first payment in the amount of R$31,055 was made on January 9, 2009, and the second in the amount of R$12,442, made on April 6, 2009.

Swap contract without cash, having as counterpart Banco Goldman Sachs International, is pegged to 29,684,400 American Depositary Receipts (“ADR”) of Companhia Siderúrgica Nacional (long position) and Libor of 3 months + spread of 0.75% p.a. (short position).

The gains and losses from this contract are directly related to foreign exchange fluctuations, the Company’s ADRs and Libor quotation. This instrument is recorded in other accounts payable in the balance sheet, and gains and loss, by accrual period, in the Company’s financial results.

This operation has deposit related to the guarantee margin with the counterpart and, as of June 30, 2009, this margin totaled US$709,358 remunerated daily at the FedFund rate. The guarantee margin is recorded in the other accounts receivables in the Company’s current assets.

I – Methods and assumptions used to calculate and measure financial instruments – derivatives

The market value pricing of the total return equity swap consists of the correction of the swap’s notional financial value, by having the 29,684,400 notional number of ADRs multiplied by the CSN ADR closing price (ticker: “SID”) on the New York Stock Exchange. We subtracted from this amount the opening notional value, corrected at the contractual interest rate and carried to the calculation date.

II – Sensitivity analysis

Based on the foreign exchange rate as of June 30, 2009 R$1.9516 per US$1.00 and on the ADR price of US$22.35 and, also, in compliance with the historical return correlation between these assets, adjustments to the derivative contract amounts were estimated for three dollar and ADR scenarios: scenario 1 - exchange rate of R$1.9706 per US$1.00 and the ADR quotation at US$25.00; scenario 2 – 25% additional depreciation in relation to the rate of June 30, 2009, with exchange rate of R$2.4395 per US$1.00 and the ADR quotation at US$16.76; and scenario 3 – 50% devaluation in relation to the rate of June 30, 2009, with exchange rate of R$2.9274 per US$1.00 and the ADR quotation at US$11.18.

For the total return equity swap, in addition to the foreign exchange rate variation scenarios above, we also used the variation scenarios of ADRs listed on NYSE.

The scenario 1 follows the perspective of a worldwide economic recovery and the expected growing appreciation of the quotations of the Company’s securities.

						6/30/2009

				ADR Notional value
	Risk	Scenario	ADR Price		Exchange rate	Additional result R$

			22.35	29,684,400	1.9516
Swap ADRs	ADR price decrease and dollar appreciation	1	25.00		1.9706	155,018
		2	16.76		2.4395	(404,619)
		3	11.18		2.9274	(971,086)

18. SURETIES AND GUARANTEES

The Company has the following liabilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$3,918 million (R$4,535 million as of March 31, 2009), for guarantees provided:

	In million

Companies	Currency	6/30/2009	3/31/2009	Maturity	Conditions

Transnordestina	R$	24.0	24.0	11/13/2009	BNDES loan guarantee
Transnordestina	R$	20.0	20.0	11/15/2020	BNDES loan guarantee
Transnordestina	R$	13.0	13.0	11/15/2015	BNDES loan guarantee
Transnordestina	R$	23.0	23.0	4/1/2010	BNDES loan guarantee
Transnordestina	R$	19.2	19.2	4/23/2010	BNDES loan guarantee
Transnordestina	R$	18.0	18.0	9/18/2009	BNDES loan guarantee
Transnordestina	R$	20.0	20.0	2/11/2010	BNDES loan guarantee
Transnordestina	R$	5.0	5.0	5/26/2009	BNDES loan guarantee
Transnordestina	R$	90.0	90.0	11/2/2009	BNDES loan guarantee
Transnordestina	R$	6.5	6.5	1/11/2010	BNDES loan guarantee
Transnordestina	R$	2.7	2.7	9/14/2009	BNDES loan guarantee
Transnordestina	R$	45.0		5/21/2010	BNDES loan guarantee
Transnordestina	R$	2.0		5/21/2010	BNDES loan guarantee
CSN Cimentos S.A.	R$	27.0	27.0	Indefinite	To guarantee the Warrantee’s liability in the writ of summons, pledge, appraisal and registration
CSN Cimentos S.A.	R$	7.9	7.9	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Prada	R$	0.8	0.8	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Prada	R$	2.8	2.8	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Prada	R$	0.2	0.2	Indefinite	To guarantee the Warrantee’s liability regarding ICMS
Prada	R$	6.1	6.1	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure filed by Paraná State
Prada	R$	0.1	0.1	Indefinite	To guarantee the payment of the value discussed in the Tax Foreclosure Proceeding 2004.51.01.54.1327-8
Prada	R$	0.1	0.1	Indefinite	To guarantee the payment of the value discussed in the Tax Foreclosure Proceeding 2004.61.09.007744-7
Prada	R$	0.4	0.4	1/3/2012	To guarantee the Warrantee's liability regarding the purchase and sale of electric power
Prada	R$	1.2		3/10/2010	To guarantee the Private Instrument of Termination and acknowledgment of indebtedness as of 9/9/2005
Metalic	R$	0.9	0.9	Indefinite	To guarantee the Warrantee’s liability regarding the tax deficiency notices 2006.19291 and 2006.24557-7 to the Revenue Service of the Ceará State
CSN Energia	R$	1.0	1.0	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Sepetiba Tecon	R$	5.0	5.0	6/1/2010	To guarantee the Warrantee’s liability in the rendering of guarantee agreement no. 181020518
Sepetiba Tecon	R$	15.0	15.0	5/5/2011	Guarantee by CSN in the issue of export credit note

Total in R$		356.9	308.7

CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee in Bond issue
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee in Bond issue
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee in Bond issue
Cinnabar	US$	20.0	20.0	10/29/2009	Guarantee in the Promissory Notes issue
CSN Madeira	US$	76.8	76.8	8/21/2009	Guarantee in Import Loan
Namisa	US$	20.0	20.0	12/31/2009	Guarantee in agreement for the rendering of external guarantee
Aços Longos	US$	7.7	8.5	6/30/2009	Letter of Credit for equipment acquisition
CSN Cimentos	US$	0.2	0.4	8/30/2009	Letter of Credit for equipment acquisition

Total in US$		1,824.7	1,825.6

19. TAXES PAID BY INSTALLMENTS

The parent company filed an action pleading the right to the presumed credit of Excise Tax (“IPI”) on the acquisition of exempt, immune inputs, not taxed or taxed at zero rate and, in May 2003, an injunction was obtained authorizing the use of the aforementioned credits, which it offset with other federal taxes. The Regional Federal Court of the 2nd Region, through the appeal filed by the Federal Government, revoked the aforementioned authorization and on August 27, 2007, the proceeding had an unfavorable decision. In view of this decision, the Company will pay the debit related to the offset taxes in 60 months.

In 2008, jointly-owned subsidiary MRS Logística will pay the ICMS debit with the State of Minas Gerais in 120 installments.

The parent company and the jointly-owned subsidiary MRS Logística are regularly complying with the payment by installments and as of June 30, 2009, the position of these installments was the following:

	Consolidated		Parent Company

	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Corporate Income tax (IRPJ)	266,171	280,430	266,171	280,430
Social Contribution on Net Income (CSLL)	44,466	46,848	44,466	46,848
Excise Tax (IPI)	209,356	220,506	209,356	220,506
Social Integration Program (PIS)	41,162	43,367	41,162	43,367
Contribution for Social Security Financing (COFINS)	222,345	234,257	222,345	234,257
Value-added tax on sales and services (State of Minas Gerais) (ICMS)	183,175	183,711	-	-

	966,675	1,009,119	783,500	825,408

Current Liabilities	262,335	256,597	240,829	235,606
Noncurrent Liabilities	704,340	752,522	542,671	589,802

20. PROVISIONS AND JUDICIAL DEPOSITS

The Company is currently party, at the competent situations, to several proceedings involving actions and complaints of a number of issues. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown as follows:

			06/30/2009			03/31/2009

	Judicial Deposits	Liabilities provisioned	Net Provisions	Judicial Deposits	Liabilities provisioned	Net Provisions

Current
Provisions:
Labor	(49,285)	127,923	78,638	(46,312)	106,368	60,056
Civil	(25,357)	62,467	37,110	(22,559)	57,489	34,930

Parent Company	(74,642)	190,390	115,748	(68,871)	163,857	94,986

Consolidated	(82,247)	203,931	121,684	(75,523)	178,288	102,765

Noncurrent
Provisions:
Labor		26,678	26,678		20,804	20,804
Environmental	(208)	69,385	69,177	(208)	69,626	69,418
Tax		1,302	1,302		1,286	1,286

	(208)	97,365	97,157	(208)	91,716	91,508
Legal liabilities questioned in court:
Tax
IPI premium credit	(1,955,196)	2,221,432	266,236	(1,226,007)	2,191,915	965,908
CSLL credit on exports		1,204,097	1,204,097		1,182,178	1,182,178
SAT		78,225	78,225		71,602	71,602
Education Allowance	(33,121)	33,121		(33,121)	33,121
CIDE	(28,539)	29,112	573	(27,857)	27,857
Income tax / “Plano Verão”	(20,892)	20,892		(20,892)	20,892
Other provisions	(6,894)	113,465	106,571	(6,894)	111,414	104,520

	(2,044,642)	3,700,344	1,655,702	(1,314,771)	3,638,979	2,324,208
Parent Company	(2,044,850)	3,797,709	1,752,859	(1,314,979)	3,730,695	2,415,716

Consolidated	(2,057,424)	3,892,941	1,835,517	(1,326,721)	3,832,842	2,506,121

Total Parent Company	(2,119,492)	3,988,099	1,868,607	(1,383,850)	3,894,552	2,510,702

Total Consolidated	(2,139,671)	4,096,872	1,957,201	(1,402,244)	4,011,130	2,608,886

The change in provisions for contingencies for the periods ended June 30, 2009 and March 31, 2009, are as follows:

					Consolidated

Nature	3/31/2009	Additions	Correction	Utilization	6/30/2009

Civil	75,852	6,817	1,888	(3,290)	81,267
Labor	164,658	18,570	14,927	(7,292)	190,863
Tax	3,599,459	640	57,384	(12,964)	3,644,519
Environmental	69,628	167	313	(723)	69,385
Pension Plan	101,534		9,304		110,838

Total	4,011,130	26,194	83,816	(24,269)	4,096,872

				Parent Company

Nature	3/31/2009	Additions	Correction	Utilization	6/30/2009

Civil	57,489	6,816	1,249	(3,087)	62,467
Labor	127,172	16,990	13,550	(3,111)	154,601
Tax	3,568,664		54,758		3,623,422
Environmental	69,625	167	313	(720)	69,385
Pension Plan	71,602		6,622		78,224

Total	3,894,552	23,973	76,492	(6,918)	3,988,099

The provisions for civil, labor, tax, environmental and social security liabilities were estimated by the Company’s Management substantially based on the opinion of its legal counsel, and only the cases classified as risk of probable loss were recorded. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, plus SELIC (Special Settlement and Custody System) interest.

The Company and its subsidiaries are defendants in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$5.7 billion, R$4.5 billion of which corresponds to tax proceedings, R$0.3 billion to civil actions and R$0.9 billion to labor and social security lawsuits. According to the Company’s legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not provided for in accordance with the Management’s judgment and with accounting practices adopted in Brazil.

a) Labor actions

As of June 30, 2009, the Company and its subsidiaries were defendant in 9,540 labor claims, with a provision in the amount of R$202,884 (R$164,658 on March 31, 2009). Most of the pleadings of the actions are related to joint and/or subsidiary liability, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay) resulting from the federal government’s economic plans and profit sharing differences in 1997 and 1999.

b) Civil actions

Among the civil judicial proceedings to which the Company and its subsidiaries are parties, there are mainly actions with indemnification request. Such proceedings, in general, arise from occupational accidents and diseases related to the Company’s industrial activities. A provision in the amount of R$81,267 as of June 30, 2009 (R$75,852 as of March 31, 2009) was recorded for proceedings involving these matters.

c) Environmental actions

As of June 30, 2009, the Company and its subsidiaries have a provision in the amount of R$69,385 (R$69,628 as of March 31, 2009) for use in expenses related to services for environmental investigation and recovery of areas potentially polluted within the Company’s plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax proceedings

• Income and Social Contribution Taxes

(i) The parent company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the 51.87% inflation write-down of the Consumer Price Index (IPC), which occurred in January and February 1989 (“Plano Verão”).

In 2004, the proceeding was concluded and a final and unappealable decision was reached, granting to CSN the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The use of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert accounting inspection.

CSN maintains a judicial deposit in the amount of R$338,611 as of June 30, 2009 (R$338,084 as of March 31, 2009) and a provision of R$20,892 (R$20,892 as of March 31, 2009), which represents the portion not recognized by the courts.

(ii) The parent company filed an action questioning the levying of Social Contribution on Net Income (CSLL) on export revenues, based on Constitutional Amendment 33/01 and in March 2004 the Company obtained an injunction authorizing the exclusion of these revenues from the aforementioned calculation basis, as well as the offsetting of the amounts paid as from 2001. The lower court decision was favorable and the decision made by a court of second instance, pronounced before the appeal filed by the Federal Government at the Regional Federal Court (TRF), judged this proceeding unfavorably for CSN. In view of these facts an Extraordinary Appeal was filed at the STF, which has not been judged yet. An injunction suspending the effects of the decision by the Regional Federal Court was obtained at the Federal Supreme Court (STF) until the judgment of the aforementioned Extraordinary Appeal. Up to June 30, 2009, the amount of suspended liability and the credits offset based on the aforementioned proceeding was R$1,204,097 (1,182,178 as of March 31, 2009), plus SELIC interest rate.

• Contribution for intervention in the Economic Domain - CIDE

The parent company questions the legality of Law 10168/00, which established the payment of CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The parent company maintains judicial deposits and a provision in the amount of R$29,112 as of June 30, 2009 (R$27,857 as of March 31, 2009), which includes legal charges.

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Appeals for Clarification of Judgment were filed, which were rejected, and an Extraordinary Appeal was filed at STF, which is awaiting decision as to its admissibility.

• Education Allowance

The parent company discussed the unconstitutionality of the education allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the CSN pleading, in which the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the defendant’s appeal, and appealed concerning the SELIC rate.

The amount provided for and deposited in court as of June 30 and March 31, 2009 totals R$33,121.

• Workers’ Compensation Insurance (SAT)

The parent company understands that it should pay the SAT at the rate of 1% in all of its establishments, and not 3%, as determined by the current legislation.

In addition to the aforementioned thesis, the Company also discussed the raise in SAT for purposes of Contribution to Special Retirement, whose rate was set at 6%, in accordance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was deposited in court, was converted into revenue for the benefit of INSS.

The amount provided for as of June 30, 2009, totals R$78,225 (R$71,602 as March 31, 2009), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company.

• IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The parent company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively, and is currently awaiting for decisions of these courts.

Between September 2006 and May 2007, the Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company requesting the payment in the amount of approximately R$3.9 billion as of June 30, 2009 related to the payment of taxes which were offset with IPI premium credits.

On August 29, 2007, CSN offered assets in lien represented by treasury shares in the amount of R$536 million. 25% of this amount will be replaced by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares was released from the lien, at the share price determined at the closing price of the day prior to the deposit. The requirement is still pending decision.

The Parent Company maintains provisioned the amount of credits already offset, plus default charges up to June 30, 2009, which total R$2,221,432 (R$2,191,915 as of March 31, 2009). The difference between the total amount in litigation and the amount recorded as provision is part of the R$4.5 billion reported above as tax proceedings considered as possible loss.

As of June 30, 2009, CSN has judicial deposits for referred liabilities, in the amount of R$1,955,196 (R$1,226,007 as of March 31, 2009). During the quarter, part of blocked account ordered by the 6th Federal Tax Foreclosure Court of Rio de Janeiro Section was converted into judicial deposit, in the amount of R$704,516 (see Note 22).

In the middle of 2007, the Superior Court of Justice issued a contrary decision to another taxpayer denying the use of these credits. This decision is subject to revision by the Federal Supreme Court, which, in that event, is the highest court. The parent company observed that a number of other Brazilian companies are challenging in court the same prohibition and it has been monitoring their progress.

• Other

The parent company also recorded provisions for proceedings related to Severance Pay (FGTS) - Supplementary Law 110, COFINS Law 10,833/03, PIS - Law 10,637/02 and PIS/COFINS - Manaus Free-Trade Zone, amount of which totaled R$114,767 as of June 30, 2009 (R$112,700 as of March 31, 2009), which includes legal accruals.

21. SHAREHOLDERS’ EQUITY

i.Paid-in capital stock

The Company’s fully subscribed and paid-in capital stock as of June 30, 2009 amounted to R$1,680,947 (R$1,680,947 as of March 31, 2009), split into 793,403,838 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii.Authorized capital stock

The Company’s bylaws in force as of June 30, 2009, determine that the capital stock can be increased up to 1,200,000,000 shares, by decision of the Board of Directors.

iii.Legal reserve

Recorded at the proportion of 5% on the net income determined in each period, pursuant to Article 193 of Law 6,404/76. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

iv.Treasury shares

The Board of Directors authorized several share repurchase programs, with the purpose of holding those shares in treasury for subsequent disposal and/or cancellation, which are shown as follows:

Board authorization	Number of shares authorized	Program term	Number of shares acquired	Shares cancellation	Average weighted acquisition cost	Maximum and minimum acquisition cost	Balance in treasury

12/21/2007	4,000,000	From 1/23/2008 to 2/27/2008 (1)			Not applicable	Not applicable	34,734,384
3/20/2008	10,800,000(2)	Up to 4/28/2008			Not applicable	Not applicable	34,734,384
5/6/2008	10,800,000	Up to 5/28/2008			Not applicable	Not applicable	34,734,384
6/2/2008	10,800,000	Up to 6/26/2008			Not applicable	Not applicable	34,734,384
6/27/2008	10,800,000	From 6/30/2008 to 7/29/2008			Not applicable	Not applicable	34,734,384
8/1/2008	10,800,000	From 8/4/2008 to 8/27/2008			Not applicable	Not applicable	34,734,384
9/26/2008	10,800,000	From 9/29/2008 to 10/29/2008	10,800,000(3)		29.40	24.99 and 41.85	45,534,384
12/3/2008				(10,800,000)	Not applicable	Not applicable	34,734,384
12/3/2008	9,720,000	From 12/4/2008 to 1/4/2009			Not applicable	Not applicable	34,734,384
1/7/2009	9,720,000	From 1/8/2009 to 1/28/2009			Not applicable	Not applicable	34,734,384
2/2/2009	9,720,000	From 2/3/2009 to 2/25/2009			Not applicable	Not applicable	34,734,384

(1) The start of this program only occurred after the cancellation of shares approved at the Extraordinary General Meeting (AGE) of January 22, 2008.
(2) As from this share repurchase program the number of shares informed already reflects the split and cancellation of shares approved at the AGE of January 22, 2008.
(3) All shares acquired in this program were repurchased as from October 2008.

The Company did not acquire, sell or cancel treasury shares in the period.

As of June 30, 2009, the position of treasury shares was as follows:

Number of	Total amount				Share
shares acquired	paid for the		Share unit cost		market value

(in units)	shares	Minimum	Maximum	Average	at 6/30/2009 (*)

34,734,384	R$ 719,042	R$ 13.27	R$ 41.85	R$ 20.70	R$ 1,515,114

(*)Average quote of shares on BOVESPA as of June 30, 2009 at the value of R$43.62 per share.

v. Shareholding structure

As of June 30, 2009, the Company’s shareholding structure was as follows:

	6/30/2009

	Number of	Total % of	% excluding
	Common Shares	shares	treasury shares

Vicunha Siderurgia S.A.	348,859,995	43.97%	45.98%
BNDESPAR	28,886,758	3.64%	3.81%
Caixa Beneficente dos Empregados da CSN - CBS	35,490,867	4.47%	4.68%
Sundry (ADR - NYSE)	190,859,245	24.06%	25.16%
Other shareholders (approximately 10 thousand)	154,572,589	19.48%	20.37%

	758,669,454	95.62%	100.00%
Treasury shares	34,734,384	4.38%

Total shares	793,403,838	100.00%

vi. Investment policy and payment of interest on shareholders’ equity and dividends distribution

As of December 11, 2000, the CSN Board of Directors decided to adopt a profit distribution policy which will result in the full distribution of net income to its shareholders, in compliance with Law 6,404/76 amended by Law 9,457/97, provided that the following priorities are preserved, irrespective of their order: (i) business strategy; (ii) compliance with liabilities; (iii) execution of the necessary investments; and (iv) maintenance of the Company’s good financial standing.

22. INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS

• Interest on shareholders’ equity

The calculation of interest on shareholders’ equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders’ equity, limited to 50% of the income for the period before income tax or 50% of retained earnings and profit reserves, in which case the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996, and with tax rules, the Company opted to record the proposed interest on shareholders’ equity in the amount of R$193,332 in the half-year, corresponding to the remuneration of R$0.14501349 per share, as corresponding entry against the financial expenses account, and reverse it in the same account, and not presenting it in the statement of income and not generating effects on net income, except with respect to tax effects recognized in income and social contribution taxes. Management will propose that the amount of interest on shareholders’ equity be attributed to the mandatory minimum dividend.

• Dividends

At the Board of Directors’ ordinary meeting held on March 24, 2009, shareholders approved the distribution of R$1,500,000 on a dividends basis, corresponding to R$1.977146 per share, available as from March 31, 2009. However, the Company received an order of the 6th Federal Tax Foreclosure Court of the Rio de Janeiro Section, determining the online blocking of R$799,372, resulting in the partial distribution of dividends in the amount of R$700,628. The Company took all legal measures necessary to release the blocked amounts, however, it was not successful and, aiming at complying with its legal obligations, on June 26, 2009 the Company paid the remaining balance, in the amount of R$799,372, referring to dividends approved on March 24, 2009. Management will continue taking all necessary measures to release the blocked amounts.

23. NET REVENUES AND COST OF GOODS SOLD

						Consolidated

			6/30/2009			6/30/2008

	Tonnes (thousand) (unrevised)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unrevised)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	1,354	2,991,118	(1,946,477)	2,218	4,333,341	(2,177,912)
Foreign market	236	391,845	(420,847)	501	847,900	(675,064)

	1,590	3,382,963	(2,367,324)	2,719	5,181,241	(2,852,976)

Mining products
Domestic market	1,434	40,400	(7,700)	2,294	119,887	(59,185)
Foreign market	8,323	975,454	(445,746)	6,089	584,213	(235,547)

	9,757	1,015,854	(453,446)	8,383	704,100	(294,732)

Other sales
Domestic market		527,060	(458,090)		660,288	(486,173)
Foreign market		9,807	(19,164)		39,309	(21,908)

		536,867	(477,254)		699,597	(508,081)

		4,935,684	(3,298,024)		6,584,938	(3,655,789)

	Parent Company

			6/30/2009			6/30/2008

	Tonnes (thousand) (unrevised)	Net revenue	Cost of Goods Sold	Tonnes (thousand) (unrevised)	Net revenue	Cost of Goods Sold

Steel products
Domestic market	1,341	2,733,398	(1,918,482)	2,248	4,155,748	(2,215,415)
Foreign market	189	291,926	(261,714)	258	367,488	(289,585)

	1,530	3,025,324	(2,180,196)	2,506	4,523,236	(2,505,000)

Mining products
Domestic market	2,798	57,780	(20,096)	3,238	121,296	(41,205)
Foreign market	4,243	433,364	(184,294)	2,131	125,326	(88,826)

	7,041	491,144	(204,390)	5,369	246,622	(130,031)

Other sales
Domestic market		223,594	(167,931)		134,160	(88,032)
Foreign market		2,255	(6,225)		6,864	(5,389)

		225,849	(174,156)		141,024	(93,421)

		3,742,317	(2,558,742)		4,910,882	(2,728,452)

24. FINANCIAL INCOME AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

		Consolidated	Parent Company

	6/30/2009	6/30/2008	6/30/2009	6/30/2008

Financial expenses:
Loans and financing - foreign currency	(288,973)	(223,188)	(234,814)	(104,307)
Loans and financing - domestic currency	(79,527)	(94,050)	(71,290)	(81,210)
Related parties	(178,576)		(615,265)	(89,267)
PIS/COFINS on other revenues	(625)	(1,026)	(625)	(1,026)
Interest, fines and tax delays	(196,193)	(222,931)	(173,135)	(153,977)
Losses from derivative instruments (*)	(200,316)	(355,457)	(9,264)	(63,657)
Other financial expenses	(122,101)	(31,310)	(111,531)	(23,398)

	(1,066,311)	(927,962)	(1,215,924)	(516,842)

Financial income:
Related parties	21,245	3,480	68,370	10,167
Income on financial investments	103,109	49,172	7,564	(277,587)
Derivatives gains (*)	607,756	715,216		51,206
Other income	135,972	85,067	110,743	75,813

	868,082	852,935	186,677	(140,401)

Net financial result	(198,229)	(75,027)	(1,029,247)	(657,243)

Monetary variations:
- Gains	881	512	778	2,672
- Losses	50,091	(34,941)	4,543	(38,825)

	50,972	(34,429)	5,321	(36,153)

Exchange variations:
- Gains	(174,585)	(66,669)	(195,022)	(36,192)
- Losses	240,608	712,501	1,423,634	704,846
- Exchange variations with derivatives (*)	246,251	(207,204)

	312,274	438,628	1,228,612	668,654

Net monetary and exchange variations	363,246	404,199	1,233,933	632,501

(*) Statement of income from derivative operations

Swap CDI x USD	(133,018)	(353,058)		(61,258)
Swap Libor x CDI	(9,264)	(2,399)	(9,264)	(2,399)
U.S. Dollar Futures	(18,238)
Total return equity swap	854,006	508,012
Other (MRS)	(39,795)

	653,691	152,555	(9,264)	(63,657)

25. OTHER OPERATING (EXPENSES) AND INCOME

	Consolidated		Parent Company

	6/30/2009	6/30/2008	6/30/2009	6/30/2008

Other operating expenses	(271,841)	(181,666)	(229,829)	(165,023)
Provision for actuarial liabilities	(11,121)	45,417	(6,540)	45,417
Provision for contingencies	(70,159)	(39,970)	(52,414)	(29,203)
Contractual fines	(3,507)	(30,472)	(11,157)	(35,335)
Taxes and fees	(48,801)	(1,155)	(46,103)	(66)
Equipment Stoppage	(23,066)	(17,258)	(20,915)	(17,092)
Impairmaint ERSA	(23,137)		(23,137)
Equity loss	(20,466)	(63,951)	(19,850)	(61,632)
Other expenses	(71,584)	(74,277)	(49,713)	(67,112)
Other operating income	143,777	60,432	105,423	14,608
Investments sold	21,479		21,479
Indemnifications	3,717	(7,291)	3,457	3,240
Reversal of provision for contingencies	71,648		71,648
Other income	46,933	67,723	8,839	11,368

Other operating income and (expenses)	(128,064)	(121,234)	(124,406)	(150,415)

26. INFORMATION BY BUSINESS SEGMENT

(i) Consolidated balance sheet by business segment

	6/30/2009

	Steel	Mining	Logistics, Energy and Cement	Total

Current assets	11,593,572	1,294,204	640,508	13,528,284
Financial investments	4,827,041	874,230	197,606	5,898,877
Clients	903,114	46,305	129,329	1,078,748
Advance to suppliers	338,533	11,168	32,652	382,353
Taxes recoverable	1,251,994	22,868	115,075	1,389,937
Pledge and deposits	1,384,382			1,384,382
Inventories	2,671,097	325,961	34,474	3,031,532
Other assets	217,411	13,672	131,372	362,455
Noncurrent assets	10,888,517	461,920	2,770,988	14,121,425
Long-term assets	2,673,415	22,102	357,656	3,053,173
Investments, property, plant and equipment and intangible assets	8,215,102	439,818	2,413,332	11,068,252

Total assets	22,482,089	1,756,124	3,411,496	27,649,709

Current liabilities	6,267,376	214,193	460,532	6,942,101
Loans, financing and debentures	2,614,696	129,138	198,263	2,942,097
Suppliers	1,272,266	10,147	43,330	1,325,743
Tax payable	812,069	45,931	118,455	976,455
Accounts payable	1,126,733	12,258	55,235	1,194,226
Provisions and contigencies	291,914	2,939	12,620	307,473
Other liabilities	149,698	13,780	32,629	196,107
Noncurrent liabilities	11,760,904	564,745	1,454,417	13,780,066
Loans, financing and debentures	6,279,865	547,235	1,194,050	8,021,150
Net contingencies – judicial deposits	1,772,866	3,065	59,586	1,835,517
Obligations and taxes paid by installments	711,284	796	161,669	873,749
Accounts payable long-term	2,956,940	472	26,329	2,983,741
Other noncurrent liabilities	39,949	13,177	12,783	65,909
Shareholders' equity	6,927,542			6,927,542

Total liabilities and shareholders' equity	24,955,822	778,938	1,914,949	27,649,709

(ii) Consolidated statement of gross income by business segment

	6/30/2009

	Steel	Mining	Logistics, Energy and Cement	Consolidated

Net revenues from sales	3,385,073	1,015,909	534,702	4,935,684
Cost of goods sold and services rendered	(2,471,231)	(465,146)	(361,646)	(3,298,024)

Gross profit	913,841	550,763	173,056	1,637,660

In view of the CPC Technical Pronouncement 22, which is undergoing a process of approval and, consequently, of the changes that will be introduced by this regulatory instrument, the Company chose to maintain the disclosure, and for this quarter only gross profit by segment will be presented.

(iii) Other consolidated information by business segment

	6/30/2009

	Steel	Mining	Logistics, Energy and Cement	Consolidated

Depreciation, Amortization and Depletion	279,161	20,223	85,346	384,730
Provisions net of Judicial Deposits	1,889,955	3,100	64,146	1,957,201
Tax	1,509,096	1,919	6,870	1,517,885
Labor and Social Security	239,147	34	39,459	278,640
Civil	37,156		17,185	54,341
Other	104,556	1,147	632	106,335

27. STATEMENT OF VALUE ADDED

	Consolidated		Parent Company

	6/30/2009	6/30/2008	6/30/2009	6/30/2008

Revenues
Sales of goods, products and services	6,619,412	8,277,094	5,074,022	6,368,412
Other revenues/expenses	1,372	(62,825)	1,988	(61,436)
Allowance for / Reversal of doubtful accounts	(62,132)	(27,349)	(60,524)	(27,816)

	6,558,652	8,186,920	5,015,486	6,279,160

Input Acquired from Third Parties
Costs of products, goods and services sold	(3,746,647)	(1,634,847)	(2,950,806)	(1,445,894)
Materials, energy – Third party services - other	(483,378)	(1,146,563)	(309,012)	(617,820)
Loss/recovery of asset amounts	(7,075)	(447,242)	(5,210)	(334,982)

	(4,237,100)	(3,228,652)	(3,265,028)	(2,398,696)

Gross Value Added	2,321,552	4,958,268	1,750,458	3,880,464

Retention
Depreciation, amortization and depletion	(377,297)	(634,600)	(285,596)	(538,942)

Net value added produced	1,944,255	4,323,668	1,464,862	3,341,522

Value added received in transfers
Equity pick-up	4	(115,780)	986,753	742,665
Financial income / assets exchange variation	494,063	217,150	50,627	(237,578)
Other	5,125		4,579

	499,192	101,370	1,041,959	505,087

Total value added to distribute	2,443,447	4,425,038	2,506,821	3,846,609

DISTRIBUTION OF VALUE ADDED
Personnel	465,998	360,509	323,889	210,849
Direct compensation	368,273		246,566
Benefits	68,373		53,218
Government Severance Indemnity Fund for Employees (FGTS)	29,352		24,105
Taxes, Fees and Contributions	943,894	2,381,195	1,004,531	2,029,182
Federal	739,028		836,990
State	192,862		160,692
Municipal	12,004		6,849
Third party capital remuneration	329,986	(114,923)	(154,189)	(215,463)
Interest	327,715	(114,923)	(155,359)	(215,463)
Rentals	2,271		1,170
Remuneration of shareholders’ equity	703,569	1,822,042	1,332,590	1,822,041
Interest on shareholders’ equity	193,223	110,927	193,223	110,927
Dividends
Retained earnings	1,139,367	1,711,115	1,139,367	1,711,114
Minority interest in retained earnings	(629,021)
Unrealized income		(23,785)

	2,443,447	4,425,038	2,506,821	3,846,609

28. EMPLOYEES’ PENSION FUND

(i) Management of the Private Pension Plan

The Company is the main sponsor of CBS Previdência, a private not-for-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN-related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (due to time in service, special cases, disability or age) on a life-long basis, equivalent to 35% of the participant’s last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation of the average salary plan, which is in process of extinction, came into force.

Supplementation plan for the average salary

The defined benefit plan (BD) began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the benefit paid by the Social Security Pension Plan (Previdência Oficial) benefit, to the retired employees, on a life-long basis. Like in the 35% Average Salary Plan, there is sickness allowance, death grant and pension coverage. Thirteen contributions are paid per year, the same number of benefits paid. This plan became inactive on December 26, 1995, after the combined supplementary benefits plan has been implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, this is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor’s and participant’s contributions (thirteen per year). Upon the participant’s retirement grant, the plan starts having a defined benefit plan and thirteen benefits are paid per year.

As of June 30 and March 31, 2009, the plans are composed as follows:

	35%-of-Average-Salary Plan		Supplementation Plan for the Average Salary		Combined Supplementary Benefit Plan		Total members

	6/30/2009	3/31/2009	6/30/2009	3/31/2009	6/30/2009	3/31/2009	6/30/2009	3/31/2009

Members
In service	10	13	22	26	11,631	11,689	11,663	11,728
Retired	4,789	4,829	4,732	4,750	711	699	10,232	10,278

	4,799	4,842	4,754	4,776	12,342	12,388	21,895	22,006

Related beneficiaries:

Beneficiaries	3,942	3,965	1,404	1,396	86	84	5,432	5,445

Total participants

(members/ beneficiaries)	8,741	8,807	6,158	6,172	12,428	12,472	27,327	27,451

(iii) Solution approaches for the payment of the actuarial deficit

According to Official Letter 1555/SPC/GAB/COA of August 22, 2002, confirmed by Official Letter 1598/SPC/GAB/COA of August 28, 2002, a proposal for refinancing the reserves to amortize the sponsors’ liability in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting as from June 28, 2002 was approved.

The agreement establishes the prepayment of installments should there be a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors’ responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial Liabilities

Due to the CVM Resolution 371/00, which approved the NPC 26 of IBRACON – “Accounting of the Employee’s benefits” and which established new accounting practices for the calculation and disclosure, the Management, through a study performed by external actuaries, determined the effects arising from this practice, and the Company has kept records in conformity with the actuarial report issued on January 9, 2009.

	Plans status on 12/31/2008

	Plans

	35%-of- Average- Salary	Supplementation Plan for the Average Salary	Combined Supplementary Benefit Plan	Total

Present value of the actuarial liabilities with guarantee	248,736	988,578	866,700	2,104,014
Plan's assets fair value	(191,517)	(866,909)	(851,450)	(1,909,876)

Present value of the actuarial obligations exceeding the assets fair value	57,219	121,669	15,250	194,138
Adjustments by allowed deferral:	(25,603)	(11,309)	(75,350)	(112,262)
- Unrecognized actuarial gains	(25,603)	(11,309)	(94,341)	(131,253)
- Unrecognized cost of service rendered			18,991	18,991
Present value of the amortizing contributions of members	(5,420)	(18,988)		(24,408)

Actuarial liabilities/ (assets)	26,196	91,372	(60,100)	57,468

Provisioned Actuarial liabilities/ (assets) (Long-term liabilities/Other)	26,196	91,372		117,568

Actuarial liability recognition

Management decided to recognize the adjustments of the actuarial liabilities in income, as established in Paragraphs 83 and 84 of NPC 26. As of June 30, 2009, the balance of the provision for the coverage of the actuarial liability amounts to R$96,285 (R$107,017 as of March 31, 2009).

As far as the recognition of the actuarial liability is concerned, the amortizing contribution related to the portion of the participants in the settlement of the reserve insufficiency was deducted from the present value of total actuarial liabilities of the respective plans. Some participants are questioning this amortizing contribution in court, but the Company, grounded on the opinion of its legal and actuarial advisers, understands that this amortizing contribution was duly approved by the Brazilian Department of Supplementary Private Pensions – SPC and, therefore, is legally due by the participants.

According to the actuarial calculations prepared using the projected credit unit method, the amounts to be appropriated in 2009 are as follows:

	ESTIMATES PER PLAN - 2009

	35%-of-	Supplementation Plan	Combined
	Average-	for the Average	Supplementary	Total
	Salary	Salary	Benefit Plan

Cost of current service	(42)	(207)	(3,682)	(3,931)
Expected contribution of members	28	100		128
Interest on actuarial liabilities	(30,057)	(119,630)	(18,535)	(168,222)
Expected income from assets	23,860	109,176	17,182	150,218
Cost of amortizations	(530)		(3,538)	(4,068)
- Unrecognized actuarial gains	(530)		(4,629)	(5,159)
- Unrecognized cost of service rendered			1,091	1,091

Expected impact on the 2009 result	(6,741)	(10,561)	(8,573)	(25,875)

Main actuarial assumptions adopted in the calculation of the actuarial liability as of December 31, 2008

Actuarial financing method	Projected Credit Unit

Functional Currency	Real (R$)

Accounting for the plan assets	Market Value

Amount used as estimate for the closing shareholders’ equity for the period	Best estimate for shareholders’ equity on the closing date of the fiscal year obtained based on the projection of the amounts recorded in November

Nominal annual rate of return on investments	35% of the average: 12.93%; Supplementation: 12.93%; Millennium: 13.21%

Nominal annual rate for discount of the actuarial liability	35% of the average: 13.07%; Supplementation: 12.96%; Millennium: 12.76%

Nominal annual rate of salary growth	5.55%

Nominal annual index for social security benefits correction	4.50%

Long-term annual inflation rate	4.50%

Administrative expenses	The amounts used are net of administrative expenses

General mortality table	AT83 segregated by gender

Disability table	Mercer Disability with probabilities multiplied by 2

Disabled mortality table	Winklevoss

Turnover table	Millennium Plan 2% per annum, null for BD plans

Retirement age	100% on the first date on which the employee becomes eligible to a retirement benefit scheduled by the plan

Family composition of the participants in activity	95% will be married at the time of retirement, and the wife is 4 years younger than the husband

CSN does not have other post-employment benefit plans.

29. INSURANCE

In view of the nature of its operations, the Company renewed, for the period from February 21, 2008 to February 21, 2009, and with international reinsurance companies, the All Risks coverage for operational risks for the Presidente Vargas Steelworks, Casa de Pedra Mine, Arcos Mine, Paraná Branch, Coal Terminal - Tecar, GalvaSud (property damages and loss of profits), Container Terminal -Tecon and ERSA Estanho de Rondônia (loss of profits), in the total risk amount of US$9.57 billion (property damages and loss of profit) and maximum indemnification amount, in the event of a claim, of US$750 million (property damages and loss of profits), equivalent to R$1.3 billion. For the period comprised from February 22, 2009 to February 19, 2010, the Company is negotiating coverage for operational risks with insurance and reinsurance companies in Brazil and abroad.

The risk assumptions adopted, given their nature, are not part of the scope of a quarterly information review, and, consequently, they were not reviewed by our independent auditors.

07.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See comments on the Company’s consolidated performance – Chart 11.

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

Production

The Presidente Vargas Steelworks produced 869,000 tonnes of crude steel in the second quarter of 2009, 20% down on the previous quarter due to the programmed maintenance stoppage at Blast Furnace 2 between April and June. The furnace resumed production on June 18.

However, the Company’s strategy of stockpiling semi-finished products in the two quarters preceding the maintenance has not affected the production of rolled steel, which posted a substantial increase of 54% over the first quarter of 2009, due to increasing domestic demand.

It is worth noting that, by the second quarter of 2009, CSN had already exhausted its inventories of slabs and hot-rolled coils acquired from third parties in 2008, which had a negative impact on production costs.

Production (in thousand t)	2Q08	1Q09	2Q09	Change
				2Q09 x 2Q08	2Q09 x 1Q09
Crude Steel (Presidente Vargas Mill)	1,291	1,087	869	-33%	-20%
Purchased Slabs from Third Parties	0	0	0	-	-
Total Crude Steel	1,291	1,087	869	-33%	-20%

Rolled Products * (Presidente Vargas Mill)	1,208	608	968	-20%	59%
HR from Third Parties Consumption	0	19	0	-	-
Rolled Products * (Presidente Vargas Mill)	1,208	627	968	-20%	54%

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Production Costs (Parent Company)

CSN’s total production costs reduced to R$933 million in the second quarter of 2009, a strong 35% decrease on the first quarter of 2009 figure of R$1,438 million. The quarter-on-quarter reduction of R$505 million was basically due to the following factors:

Raw materials – total cost of R$397 million in the second quarter of 2009, R$520 million less than the first quarter of 2009, caused by:

- Coal: decline of R$95 million due to lower purchase prices and the appreciation of the Real in the second quarter of 2009;
- Coke: reduction of R$325 million in the second quarter of 2009 costs, since there was no further use of coke acquired from third parties;
- Iron ore and pellets: reduction of R$32 million due to lower consumption thanks to reduced crude steel output in the second quarter of 2009;
- Scrap and other raw materials: decrease of R$68 million, also due to reduced production in the second quarter of 2009.

Labor - labor costs totaled R$ 109 million in the second quarter of 2009, virtually flat when compared to the first quarter of 2009 figure.

General costs – general production costs amounted to R$324 million, 5% up on the R$308 million recorded in the first quarter of 2009, chiefly due to higher expenses with natural gas, caused by the reduced availability of blast-furnace gases.

Depreciation – remained flat over the first quarter of 2009 at close to R$103 million.

STEEL PRODUCTION COSTS - PARENT COMPANY

Sales

Total Sales Volume

CSN’s flat steel sales volume totaled 947,000 tonnes in the second quarter of 2009, a hefty 47% growth on the previous quarter and 29% down year-on-year.

Domestic Market

Domestic sales came to 795,000 tonnes, 42% up on the first quarter of 2009 and 28% down on the 1.1 million tonnes recorded in the second quarter of 2008. Eighty-four percent of the second quarter of 2009 sales volume went to the domestic market. As previously mentioned, certain industrial sectors recorded increased demand in the second quarter, favoring the Company’s positive result.

Exports

Steel product exports totaled 153,000 tonnes in the second quarter of 2009, 84% up on the previous three months and 32% down year-on-year due to shrinking international demand.

Market Share and Product Mix

The Company’s share of the overall domestic flat steel market (hot-rolled, cold-rolled, galvanized and tin plate) stood at 40% in the second quarter of 2009, 3 p.p. higher than in the first quarter of 2009, led by tin plate, galvanized, hot-rolled and cold-rolled, where CSN achieved market shares of 100%,46%, 34% and 29%, respectively.

Also in the second quarter of 2009, CSN reached a 24% share of the automotive market, 45% of the construction market, 100% of the steel packaging market, 43% of the distribution market and a 43% share of the home appliance/OEM market, besides a consolidated position of 100% of the steel packaging market.

Coated products accounted for 48% of the Company’s total sales volume in the second quarter of 2009.

Prices

As the effect of reduced prices and lower share of coated items in the product mix, net revenue per tonne averaged R$ 2,069 in the domestic market in the second quarter of 2009, 14% down on the first quarter of 2009 and 1% up year-on-year.

Average net export revenue per tonne in Reais fell by 36% over the first quarter of 2009, chiefly due to reduced prices, different mix and the period exchange variation.

Mining

• PRODUCTION

Own iron ore production plus purchases from third parties totaled 7.3 million tonnes in the second quarter of 2009, 5.8 million of which from Casa de Pedra, 0.9 million from Namisa and 0.6 million from third parties. Of own production of 6.7 million tonnes, 5.2 million referred to finished products* and 1.5 million was run-of-mine.

• Sales

Second-quarter iron-ore sales totaled 4.0 million tones, 1.4 million less than the first quarter of 2009 figure mainly due to the decline in export volume caused by the reduced availability of ships for loading in May and June, which negatively affected CSN’s overseas sales in that period. Exports came to 3.3 million tonnes, accounting for 83% of total sales volume. The domestic market absorbed 0.7 million tonnes, 0.6 million of which run-of-mine.

In the first half of 2009 ore sales stood at 9.4 million tonnes, 22% up year-on-year. Exports came to 8.3 million tonnes, 36% more year-on-year, and accounted for 87% of total sales in the period, while the domestic market accounted for the remaining 1.1 million tonnes, including 0.8 million of run-of-mine sales.

The Presidente Vargas Steelworks absorbed 1.3 million tonnes in the second quarter and 2.9 million tonnes in the first half of 2009.

• INVENTORIES

Iron ore inventories closed the second quarter of 2009 at around 13.9 million tonnes, 9.6 million of which finished products*.

* Finished products: lump, sinter feed, pellet feed, hematite and mixed hematite.

Net Revenue

Net revenue totaled R$2.49 billion in the second quarter of 2009, 2% up on the R$2.44 billion recorded in the first quarter of 2009, due to the 47% upturn in steel products sales volume, partially offset by the reduction in average quarterly prices and lower iron ore sales volume.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$321 million in the second quarter of 2009, R$46 million up on the previous quarter, chiefly due to greater sales efforts and higher provisions for doubtful accounts.

Other Revenue and Expenses

In the second quarter of 2009, CSN recorded a negative R$103 million in the “Other Revenue and Expenses” line, R$79 million higher than the previous quarter, chiefly due to the reversal of R$72 million in provisions for CPMF (financial transaction tax) occurred in the first quarter of 2009.

In the in the first half of 2009, expenses totaled R$128 million, in line with the first six months of 2008.

EBITDA

Second-quarter EBITDA totaled R$728 million, 7% up on the first quarter of 2009, primarily due to the increase in steel product sales volume and the decline in production costs.

In the first half of 2009 EBITDA stood at R$1.4 billion, 53% down year-on-year, due to the lower demand in the domestic and export markets.

Despite the adverse effects of the crisis, CSN showed strong resilience recording an EBITDA margin of 29% in the second quarter of 2009, 1 p.p. up on the previous three months.

Financial Result and Debt

The second quarter of 2009 net financial result was positive by R$204 million, chiefly due to the following factors:

• Provisions for interest on loans and financing totaling R$255 million;
• Monetary restatement of tax provisions in accordance with the SELIC rate, amounting to R$92 million;
• Gains of R$344 million from derivative transactions, including the corresponding exchange variation;
• Monetary and exchange rate variation gain of R$143 million;
• Returns on financial investments, totaling R$55 million.

Consolidated net debt moved up by R$2.1 billion, from R$2.8 billion on March 31 to R$4.9 billion on June 30, 2009, due to the following factors:

• EBITDA of R$0.7 billion in the second quarter of 2009;
• Exchange gain variation of R$0.8 billion in the second quarter of 2009;
• Reduction of R$0.1 billion in the working capital invested in the business;
• Investments of R$0.5 billion;
• Payment of dividends and interest on equity of R$1.8 billion;
• A R$0.7 billion increase in judicial deposits;
• Payment of taxes (income tax + social contribution) totaling R$0.4 billion;
• Effect of R$0.3 billion related to cost of debt allocated to the business.

The net debt/EBITDA ratio, based on EBITDA of R$5.02 billion of the last 12 months, came to 0.97 time at the end of the second quarter, a 0.50 time increase over the 0.47 time recorded at the end of the first quarter of 2009.

Income Taxes

In the second quarter of 2009, income tax and social contribution totaled R$274 million, R$189 million up on the first quarter of 2009, chiefly due to higher taxable income in the quarter and the impact of the appreciation of the Real against the US dollar on income tax and social contribution in the period. The effective income tax rate in the in the first half of 2009 was 34%.

Net Income

CSN posted in the second quarter of 2009 a net income of R$335 million, 9% down on the first quarter of 2009, chiefly due to the increase in income tax and social contribution. Pre-tax income totaled R$609 million in the second quarter of 2009, a 34% quarter-over-quarter improvement.

Investments

CSN invested R$501 million in the second quarter of 2009, R$405 million of which went to the parent company, mostly to the following projects:

• Expansion of the Casa de Pedra mine: R$179 million;
• Maintenance and repairs: R$80 million;
• Technological improvements: R$77 million;
• Expansion of the Port of Itaguaí: R$11 million;
• Works plan: R$11 million.

Investments in the subsidiaries accounted for the remaining R$96 million, mostly in:

• MRS Logística: R$26 million;
• CSN Cimentos: R$23 million;
• CSN Aços Longos: R$14 million;
• NAMISA: R$10 million;
• Transnordestina Logística: R$9 million;
• CSN LLC: R$7 million.

It is worth noting that after around 90 days of programmed maintenance stoppage at Blast Furnace 2, the equipment resumed operations in June 2009. CSN invested R$93 million in the modernization project, including the remodeling of regenerators. These amounts were booked under technological improvements in the in the first half of 2009.

Cement

At the end of the second quarter of 2009, the Company began producing and selling cement under the CSN brand in the recently built plant adjacent to the Presidente Vargas Steelworks in the Volta Redonda complex.

With estimated production and sales of 300,000 tonnes in 2009, the plant marks CSN’s entry into yet another new business that has strong synergies with its existing activities, given that the project’s main advantages lie in its raw materials self-sufficiency and the use of previously existing logistics. The slag used in cement production comes from the Company’s blast furnace and the clinker currently acquired from third parties will shortly be produced in the CSN’s Arcos mine in the state of Minas Gerais. CSN also has its own railway and distribution infrastructure, which is essential for the sales process.

Working Capital

Working capital closed June at R$2.4 billion, R$89 million down on the March 31 figure, mainly thanks to the R$148 million decrease in assets, chiefly pressured by the R$426 downturn in “Inventories” and partially offset by the R$337 million increase in estimated tax payments made during the second quarter of 2009. This effect was partially offset by a R$60 million decline in liabilities, mostly due to the R$469 million decrease in the “Suppliers” account , partially reduced by the increase in Taxes Payable (R$380 million).

The average supplier payment period in June stood at 72 days, 27 days less when compared to March 2009, while the average receivables period shortened from 35 to 30 days. The inventory turnover period averaged 165 days, 24 days down on the previous quarter, mainly due to the reduction in semi-finished product inventories.

		R$ MILLION

WORKING CAPITAL	Mar/09	Jun/09	Change
Assets	5,048	4,900	148

Accounts Receivable	1,225	1,079	146
- Domestic Market	1,096	1,110	(14)
- Export Market	369	246	122
- Allowance for Doubtful Accounts	(240)	(278)	38
Inventory	3,457	3,030	426
Advances to Suppliers	289	377	(88)
Prepaid Taxes	77	414	(337)

Liabilities	2,558	2,498	60

Suppliers	1,795	1,326	469
Salaries and Social Contribution	106	130	(24)
Taxes Payable	596	976	(380)
Advances from Clients	61	66	(5)

Working Capital	2,491	2,402	89

TURN OVER RATIO
Average Periods	Mar/09	Jun/09	Change
Receivables	35	30	5
Supplier Payment	99	72	27
Inventory Turnover	189	165	24

Capital Market

Share Performance

CSN’s shares appreciated by a hefty 61% in the in the first half of 2009, the fourth highest upturn among those companies making up the IBOVESPA index, versus 37% for the IBOVESPA itself. In the second quarter of 2009 CSN’s shares increased by 28%, while the IBOVESPA climbed by 26% in the same period.

On the NYSE, CSN’s ADRS moved up by an even more substantial 86% in the in the first half of 2009, which is especially significant given that the Dow Jones index fell by 4% in the same period. In the second quarter of 2009, CSN’s ADRs appreciated by 52%, versus an 11% upturn by the Dow Jones.

Second-quarter daily traded volume averaged R$108 million on the BOVESPA, versus R$103 million in the first quarter of 2009, and US$74 million on the NYSE, versus the previous quarter’s US$69 million.

CAPITAL MARKETS - CSNA3 / SID / IBOVESPA / DOW JONES

	1Q09	2Q09	1H09
Number of shares	793,403,838	793,403,838	793,403,838

Market Capitalization
Closing Price (R$/share)	34.40	43.62	43.62
Closing Price (US$/ADR)	14.84	22.35	22.35
Market Capitalization (R$ million)	26,098	33,093	33,093
Market Capitalization (US$ million)	11,259	16,956	16,956

Total return including dividends and interest on equity
CSNA3	26%	28%	61%
SID	23%	52%	86%
Ibovespa	9%	26%	37%
Dow Jones	-13%	11%	-4%

Volume
Average daily (thousand shares)	2,983	2,520	2,752
Average daily (R$ thousand)	103,340	107,974	105,657
Average daily (thousand ADRs)	4,609	3,544	4,068
Average daily (US$ thousand)	69,180	74,196	71,729

Source: Economática

The Company’s financial information presented herein complies with criteria of the Brazilian Corporation Law, with reviewed financial information. The non-financial information, as well as other operating information was not reviewed by independent auditors.

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/AFFILIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	CSN OVERSEAS	05.722.388/0001-58	PRIVATE SUBSIDIARY	100.00	15.63
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		7,173		7,173
02	CSN STEEL	05.706.345/0001-89	PRIVATE SUBSIDIARY	100.00	22.41
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		480,727		480,727
03	COMPANHIA METALURGICA PRADA	56.993.900/0001-31	PRIVATE SUBSIDIARY	99.99	8.11
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,155		3,155
04	CSN ENERGY	06.202.987/0001-03	PRIVATE SUBSIDIARY	100.00	12.91
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		3,675		3,675
05	ITAGUAÍ LOGÍSTICA	09.295.323/0001-24	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,000		1,000
06	AÇOS LONGOS	05.023.529/0001-44	PRIVATE SUBSIDIARY	99.99	0.53
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		41,826		41,826
07	CSN CIMENTOS	42.564.807/0001-05	PRIVATE SUBSIDIARY	99.99	4.71
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		722,041		122,814
08	CIA METALIC DO NORDESTE	01.183.070/0001-95	PRIVATE SUBSIDIARY	99.99	1.33
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,284		92,284
09	INAL NORDESTE	00.904.638/0001-57	PRIVATE SUBSIDIARY	99.99	0.58
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		43,981		37,796

10	CSN PANAMA	05.923.777/0001-41	PRIVATE SUBSIDIARY	100.00	10.49
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		4,240		4,240
11	CSN ENERGIA	03.537.249/0001-29	PRIVATE SUBSIDIARY	99.99	0.90
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1
12	MINAS PELOTIZAÇÃO	09.295.323/0001-24	PRIVATE SUBSIDIARY	99.99	0.01
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,000		1,000
13	CONGONHAS MINÉRIOS	08.902.291/0001-15	PRIVATE SUBSIDIARY	99.99	0.08
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		5,009		5,009
14	GALVASUD	02.618.456/0001-45	PRIVATE SUBSIDIARY	99.99	10.35
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		11,609,510		11,609,510
15	NACIONAL MINÉRIOS	08.446.702/0001-05	PRIVATE SUBSIDIARY	59.99	120.94
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		284,984		284,984

16	SEPETIBA TECON	02.394.276/0001-27	PRIVATE SUBSIDIARY	99.99	2.68
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,990		253,990
17	TRANSNORDESTINA LOGÍSTICA S.A	02.281.836/0001-37	PUBLICLY-HELD SUBSIDIARY	81.60	5.92
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		486,516		214,523
18	ITÁ ENERGÉTICA	01.355.994/0002-02	PUBLICLY-HELD SUBSIDIARY	48.75	9.02
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		253,607		253,607
19	MRS LOGÍSTICA	01.417.222/0001-77	PUBLICLY-HELD SUBSIDIARY	27.27	25.50
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		92,718		92,718
20	ESTANHO DE RONDÔNIA ERSA	00.684.808/0001-35	PRIVATE SUBSIDIARY	99.99	0.26
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		34,233		34,233
21	CSN EXPORT	05.760.237/0001-94	PRIVATE SUBSIDIARY	100.00	3.82
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1,036		1,036

14.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 – ITEM	05
2 –ORDER No.	4
3 –REGISTRATION No. AT CVM	CVM/SRE/DEB/2006/01 1
4 – REGISTRATION DATE AT CVM	4/28/2006
5 – SERIES ISSUED	UNIT
6 – TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 – DATE OF ISSUANCE	2/1/2006
9 – EXPIRATION DATE	2/1/2012
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – CONDITION FOR CURRENT REMUNERATION
12 – PREMIUM/DISCOUNT
13 – NOMINAL VALUE (Reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of Reais)	600,000
15 – NUMBER OF SECURITIES ISSUED (UNIT)	60,000
16 – OUTSTANDING SECURITIES (UNIT)	60,000
17 – TREASURY SECURITIES (UNIT)	0
18 – SECURITIES REDEEMED (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 – DATE OF THE LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	8/1/2009

19.01 – INVESTMENT PROJECTS

We highlight, among the Company’s main investments, the expansion in the production capacity of the Casa de Pedra mine, of Aços Longos and of Itaguaí Port as of June 30,2009. The Company also maintains investment project balances in the amounts of R$628,998, R$36,447 and R$14,189, respectively.

For further information, see comments on the consolidated quarterly performance.

20.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

21.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

Independent auditor’s review report
(a free translation from the original in Portuguese)

To the Board of Directors of
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

1. We have reviewed the accounting information contained in the Quarterly Financial Information of Companhia Siderúrgica Nacional (the Company) and in the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2009, comprising the balance sheet, the statements of income, of changes in shareholders’ equity, cash flows, added value, explanatory notes and the management report, which are the responsibility of its management.

2. Our review was conducted in accordance with the standards set by IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in the Quarterly Financial Information referred above, in order to be in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including CVM Instruction 469/08.

4. As mentioned in Note 2, the accounting practices adopted in Brazil changed during 2008 and the effects of the first time adoption were only recorded by the Company and its subsidiaries during the fourth quarter of 2008 and incorporated into in the annual financial statements as of December 31, 2008. The statements of income, changes in shareholders’ equity, cash flows and added value, for the quarter ended June 30, 2008, presented in conjunction with the current quarterly information, are not being restated for comparison purposes, as permitted by Circular Notice /CVM/SNC/SEP 02/2009.

5. As mentioned in Note 29, the Company has been negotiating with insurance and reinsurance companies in Brazil and abroad, in order to obtain insurance coverage for its operational risks.

August 6, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-RJ

Original in Portuguese signed by
Anselmo Neves Macedo	Carla Bellangero
Accountant CRC 1SP160482/O-6-S-RJ	Accountant CRC 1SP196751/O-4-S-RJ

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	04 - STATEMENT OF CASH FLOWS	10
05	01	05 - STATEMENT OF CHANGES IN SHAHOLDERS’ EQUITY FROM 4/1/2009 TO 6/30/2009	12
05	02	05 - STATEMENT OF CHANGES IN SHAHOLDERS’ EQUITY FROM 1/1/2009 TO 6/30/2009	13
08	01	CONSOLIDATED BALANCE SHEET – ASSETS	14
08	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS	20
11	01	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAHOLDERS’ EQUITY FROM 4/1/2009 TO 6/30/2009	22
11	02	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAHOLDERS’ EQUITY FROM 1/1/2009 TO 6/30/2009	23
06	01	NOTES TO THE FINANCIAL STATEMENTS	24
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	79
12	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	80
13	01	EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	92
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	95
19	01	INVESTMENT PROJECTS	96
20	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	97
21	01	SPECIAL REVIEW REPORT	98
		CSN OVERSEAS
		CSN STEEL
		COMPANHIA METALURGICA PRADA
		CSN ENERGY
		ITAGUAÍ LOGÍSTICA
		AÇOS LONGOS
		CSN CIMENTOS
		CIA METALIC DO NORDESTE
		INAL NORDESTE
		CSN PANAMA
		CSN ENERGIA
		MINAS PELOTIZAÇÃO

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
CONGONHAS MINÉRIOS
GALVASUD
NACIONAL MINÉRIOS
SEPETIBA TECON
TRANSNORDESTINA LOGÍSTICA S.A
ITÁ ENERGÉTICA
MRS LOGÍSTICA
ESTANHO DE RONDÔNIA ERSA
CSN EXPORT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.